enCore energy
America's Clean Energy Company™

NASDAQ: **EU** | TSX.V: **EU**

Annual Report

2024



Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") and information incorporated by reference herein, contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that are subject to risks and uncertainties. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue," "plans," "maintains," "projects," and similar terminology or variations (including negative variations) of such words and phrases or statements. Forward-looking statements and information are not historical facts, are made as of the date of this Annual Report, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company's opportunities, strategies, competition, expected activities and expenditures, including its sales strategy providing a base level of projected income, as the Company pursues its business plan, the adequacy of the Company's available cash resources and other statements about future events or results including its divestment strategy), performance (both operational and financial), including operational expansion, belief the Company will meet 2025 contractual obligations, the Company's belief it is positioned to meet the increased demand for clean, reliable nuclear energy, the expected gross revenue sensitivity on contracted sales and the Company's 2025 strategic priorities) and business prospects, future business plans and opportunities and statements as to management's expectations with respect to, among other things, the activities contemplated in this Annual Report.

Forward-looking statements and information may include, but are not limited to, statements with respect to:

- the Company's future financial and operational performance;
- the sufficiency of the Company's current working capital, anticipated cash flow or its ability to raise necessary funds;
- the anticipated amount and timing of work programs;
- our expectations with respect to future exchange rates;
- the estimated cost of and availability of funding necessary for sustaining capital;
- forecast capital and non-operating spending, including changes in cost as a result of changes in trade restrictions, for example: the imposition of tariffs;
- the Company's plans and expectations for its property, exploration, development, extraction and community relations operations;
- the use of available funds;
- expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply;
- expectations about future uranium market prices, production costs and global uranium supply and demand;
- expectations regarding holding physical uranium for long-term investment;
- the establishment of mineral resources on any of the Company's current or future mineral properties (other than the Company's properties that currently have established mineral resource estimates);
- future royalty and tax payments and rates;
- expectations regarding possible impacts of litigation and regulatory actions; and
- the completion of reclamation activities at former mine or extraction sites.

Such forward-looking statements reflect the Company's current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements and information. The forward-looking statements and information in this Annual Report are based on material assumptions, including the following:

- our budget, including expected levels of exploration, evaluation, development, extraction and operational activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;
- assumptions regarding the timing and use of our cash resources;
- our ability to, and the means by which the Company can, raise additional capital to advance other exploration and evaluation objectives;
- our operations and key suppliers are essential services;

- our employees, contractors and subcontractors will be available to continue operations;
- our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;
- our expectations regarding the demand for and supply of uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;
- our expectations regarding spot and long-term prices and realized prices for uranium;
- our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long-term uranium supply agreements in the future;
- our expectations regarding tax rates, currency exchange rates, and interest rates;
- our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;
- our mineral resource estimates, and the assumptions upon which they are based;
- our, and our contractors', ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and
- our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labor shortages, transportation disruptions or accidents, or other development or exploration risks.

Some of the risks and uncertainties that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements and information in this Annual Report include, among others, the following:

- our history of negative operating cash flows and our ability to develop or maintain positive cash flow from our mining activities;
- ability to obtain additional financing on acceptable terms when needed;
- we have experienced negative cash flows from operations and may need additional financing in connection with the implementation of our business and strategic plans from time to time;
- risks associated with our expansion-by-acquisition strategy;
- our properties do not contain Mineral Reserves and some of our properties, projects and facilities may not be economic within a reasonable time period or at all;
- reliance on key personnel, contractors and experts;
- conflicts of interest of our directors and officers;
- risks associated with exploration of, development of, and extraction from mineral properties;

- our reliance on third party drilling contractors, including an increased risk of loss, including weather related risks or underutilization of drilling rigs;

- risks inherent to mineral exploration and extraction;

- the commercial viability of economic extraction of minerals from uranium deposits;

- the subjectiveness and uncertainty of estimations of mineral resources;

- future mineral extraction estimates may not be achieved;

- estimates of commodity prices used in preliminary economic assessments may never be realized;

- requirements to obtain or retain key permits to advance or achieve extraction;

- involvement of Native American tribes in the permitting process;

- challenges to title of our mineral property interests;

- our ability to attract, retain, train, motivate, and develop skilled employees;

- existing competition and geopolitical changes in the competitive landscape;

- public opinion and perception of nuclear energy;

- volatility in market prices of uranium;

- applicable laws, regulations and standards, including environmental protection laws and regulations;

- our ability to raise equity or obtain debt financing;

- accuracy of extraction, capital and operating cost estimates;

- ability of novel mining methods for extraction to yield anticipated results;

- the need for technical innovation and risk of obsolescence;

- availability of a public market for uranium, including global demand and supply;

- changes and uncertainty in U.S. trade policy, tariff and import/export regulations;

- risks related to our operations on federal lands, including possible designation of national monuments or withdrawal of permits;

- risks related to our Alta Mesa joint venture;

- taxation implications of U.S. holders because the Company is a passive foreign investment company;

- potential dilution if we issue additional common shares, no par value (the "common shares") or securities convertible into common shares;

- price volatility of our common shares;

- our expectation to not declare or pay dividends;

- reliance on information technology systems, and cybersecurity risks;

- the time and resources necessary to comply with corporate governance practices and securities rules and regulations in the U.S. and Canada;

- our management's ability to maintain effective internal controls;

- our remediation plan and ability to remediate the material weaknesses in our internal controls over financial reporting;

- potential lack of access to enforcement of civil liabilities against the Company or its directors and officers;

- our ability to protect our proprietary data, technology and intellectual property;

- changes in climate conditions; and

- other risks included under the heading "Risk Factors" in this Annual Report.

While forward-looking statements and information reflect our good faith beliefs, they are not guarantees of future performance. Any forward-looking statements and information are based on estimates and assumptions only as of the date of this Annual Report, and the Company undertakes no obligation to update or revise any forward-looking statement or information to reflect information, events, results, circumstances or the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information.

CAUTIONARY NOTE TO U.S. RESIDENTS CONCERNING DISCLOSURE OF MINERAL RESOURCES

Effective as of January 1, 2025, the Company no longer qualifies as a foreign private issuer as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act") and Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and therefore has become a domestic issuer required to file this Annual Report pursuant to Sections 13 or 15(d) of the Exchange Act and to report its financial results under United States generally accepted accounting principles ("U.S. GAAP").

All mineral estimates constituting mining operations that are material to our business or financial condition included in this Annual Report, and in the documents incorporated by reference herein, have been prepared in accordance with subpart 1300 of Regulation S-K (collectively, "S-K 1300") and are supported by initial assessments prepared in accordance with the requirements of S-K 1300. S-K 1300 provides for the disclosure of: (i) "Inferred Mineral Resources," which investors should understand have the lowest level of geological confidence of all Mineral Resources and thus may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Reserve (as defined below); (ii) "Indicated Mineral Resources," which investors should understand have a lower level of confidence than that of a "Measured Mineral Resource" and thus may be converted only to a "Probable Mineral Reserve," and (iii) Measured Mineral Resources, which investors should understand have sufficient geological certainty to be converted to a "Proven Mineral Reserve" or to a "Probable Mineral Reserve." **Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves as defined by S-K 1300. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that an Inferred Mineral Resource will ever be upgraded to a higher category.**

Table of Contents



Night View of the Alta Mesa CPP

2024 Year End Letter to Shareholders

Fellow Shareholders,



On behalf of the Board of Directors and management of enCore Energy Corp., we want to take this opportunity to thank you for your support through another transformational year at America's Clean Energy Company™. As the largest United States uranium extraction company, through economic and environmentally responsible In-Situ Recovery ("ISR") technology, we have many achievements to be proud of. Amid the many positive changes and transitions we are actively working through, I would be remiss not to take this moment to acknowledge the significant evolution of enCore—from a company focused on development to an active startup with two uranium processing plants in operation. As with any startup, we have experienced some of the usual bumps along the road and we have made adjustments to our plans and operations based on actual results. The Board of Directors has made difficult but intentional, necessary changes required to continue our goal of taking enCore from a developer to an efficient uranium producer capable of meeting the challenges of operating at a high level of excellence in a dynamic global market.

Our commitments to our shareholders include:

- ✓ Achieving high standards of performance and execution;
- ✓ Making the necessary decisions to maximize uranium extraction and delivery of yellowcake (uranium) in our contracts;
- ✓ Meeting critical timelines for the development of our wellfields;
- ✓ Aligning the best people in the right roles at the right time. The enhancements to our team and approach have been implemented to secure enCore's success and deliver long-term value to our shareholders; and
- ✓ Being solely focused on the business of extracting uranium.

Our Alta Mesa project, a joint venture project with Boss Energy Ltd. (70% enCore, 30% Boss), remains our top priority and has proven highly successful in extracting uranium. The wellfield extraction rate at Alta Mesa has proved to be significantly quicker than in many other jurisdictions. **Rapid Uranium Recovery** drives strong cash flow; a clear win. Maintaining these extraction rates requires an aggressive drilling and well-completion schedule. This is a challenge that requires extensive planning, logistics, a heightened sense of urgency, oversight, and precise execution as we continue to develop and expand the wellfields. enCore is actively advancing this effort, with full confidence that we will meet our 2025 contractual obligations.

We have always known that we have an exceptional technical team, proven by our successful start-up and operation of two Uranium ISR Central Processing Plants and Wellfields. As we evolve from humble beginnings, we will continue to enhance the productivity of our team and meet the needs of an ever-changing business environment.

Our board-directed **Rapid Uranium Recovery** action plan is led by senior members of our technical staff, in concert with two members of our board: Dr. Dennis Stover, and Mark Pelizza. Dr. Stover, Director and former Chief Technical Officer, is one of the founders and world leaders of ISR technology. He is working regularly with the technical team and management to ensure efficient and effective implementation of the accelerated drilling program and aggressive extraction expansion plan. Mark Pelizza, Director, brings over 40 years of permitting, regulatory and operational expertise in the ISR sector. He is now working with the technical team as needed to improve, expand and refine our permitting staff, ensuring timely and accurate submissions of permit applications to minimize unnecessary delays in securing critical permits and amendments essential to growing production across the project portfolio.

To further strengthen our leadership during this pivotal time, the Board of Directors appointed Rob Willette, enCore's Chief Legal Officer, as Acting Chief Executive Officer and Director. Rob brings a deep understanding of our business, strong leadership capabilities, and extensive experience navigating complex regulatory and corporate landscapes. Rob has stepped into this role at a critical moment, guiding enCore through a period of accelerated activity and organizational change. Under his leadership, we are enhancing internal efficiencies, improving cross-functional coordination, and reinforcing our culture of accountability and performance.

We are also actively engaged with a leading global executive search firm to identify a permanent Chief Executive Officer; someone with a proven track record of operational excellence and corporate leadership within the oil & gas or broader extractive industries.

This process is focused and deliberate, ensuring that we select a leader who shares our vision and can help take enCore to the next level of growth and beyond.

Finally, we have added an additional Director to the Board, for some a familiar name from the past. Mr. Nathan Tewalt, one of the original enCore Directors who served from 2013 to 2022, brings solid leadership to the company and proven knowledge of the industry. Nathan is a geologist with 40 years' experience in the industry and co-founded Standard Uranium Corp. in 2004. Under his leadership, the company acquired the Hobson ISR Uranium Central Processing Plant in Texas and hired Dr. Dennis Stover. Standard Uranium then merged with Energy Metals Corp. which was subsequently acquired by Uranium One Ltd. For $1.8 billion in 2008.

In addition, a number of our technical team members with deep uranium experience were promoted in recognition of their outstanding abilities and performance including Dain McCoig, recently named Senior Vice President of Operations, Daniel Calderon now the Director of Texas Operations, and John Seeley, PhD, now enCore's Chief Geologist.

We have a great deal of work ahead of us, and our team is passionate and deeply committed to making enCore the best choice for investors who want exposure to a best-in-class, lower-risk, domestic source of uranium. Our aim to fuel the nuclear energy future as America's Clean Energy Company™ remains undiminished We trust our shareholders will allow the results of our efforts to speak for themselves.

As a final note, I want to acknowledge the efforts of the enCore Energy Education Society and Texas A&M University Kingsville for the establishment of the Dr. Dennis Stover Fellowship for Chemical Engineering. The future of nuclear energy in the United States depends on the establishment of a skilled new labor force that will carry us into the future. We are thrilled to see our initial contributions to the Society result in the Fellowship and pleased to be a part of helping shape the future of the nuclear energy sector.

Thank you again for your trust and support.

Sincerely,



WILLIAM M. SHERIFF

Executive Chairman

Note: The names of the directors and executive officers and brief bios are contained under the headings "Proposal 1 – Election of Directors" and "Executive Officers" in the proxy statement on pages 5 and 29, respectively, which are included with this Annual Report to Shareholders.



Our Technology: In-Situ Recovery

In-Situ Recovery ("ISR") is a minimally invasive, environmentally friendly, and economically competitive way of extracting minerals from the ground. It has proven to be a successful method of extracting uranium, and due to its cost efficiency, ISR makes it economically viable to extract lower grade uranium deposits that may not justify the cost of conventional open pit or underground mining. In addition to significantly lower capital and operating costs, ISR operates without the open pits, waste dumps, or tailings associated with conventional mining and milling. This makes extraction more environmentally responsible, while also resulting in a faster and more cost-efficient permitting, development and remediation process. ISR extracts the uranium while leaving the surface intact, and when reclamation is completed, the surface is returned to its original state and use.

Since its first appearance in the 1960s, ISR technology has progressed considerably to the point where the process is a controllable, safe, and benign method of uranium production that is heavily regulated in the United States. ISR now accounts for approximately 56% of all the uranium produced worldwide.[1] While some countries, such as Kazakhstan and Australia, still use harsh chemicals like sulfuric acid to remove the uranium from the ore body, enCore only uses a lixiviant that is a combination of oxygen and sodium bicarbonate (common baking soda) in the native groundwater, extracting uranium at a near neutral pH with significantly less environmental impacts.

ISR uranium extraction usually takes place in sandstone deposits, within a portion of the aquifer that the government has exempted from protection as an underground source of drinking water due to it containing minerals such as uranium, radium, and others. An ISR wellfield is developed using a series of production patterns that are made up of a series of injection and recovery wells. The injection well introduces the lixiviant, made up with native groundwater that is fortified with oxygen and sodium bicarbonate, to the uranium-bearing sandstone. The uranium is solubilized by the oxygen in the lixiviant, and the uranium-bearing lixiviant is carried through the sandstone to the recovery well. The recovery wells, equipped with submersible pumps, recover the uranium bearing lixiviant out of the sandstone and lift it to the surface. When the uranium bearing lixiviant is lifted to the surface, it is pumped into a surface collection system to be transferred to the ion-exchange ("IX") system. Surrounding the production patterns is a network of monitor wells that are used to observe the groundwater



enCore Staff at the Rosita Wellfield

chemistry and hydrology to assure there are no impacts to any adjacent underground sources of drinking water. The combination of the production patterns and the monitor well network constitute what is called a wellfield.

After the uranium bearing lixiviant reaches the IX system, it flows through a bed of IX resin where the uranium is removed from the lixiviant and loaded onto the IX resin beads. This process is very similar to the one used in a water softener. The barren lixiviant is returned to the wellfield, where it is refortified with oxygen and sodium bicarbonate, and reinjected into the uranium bearing sandstone. A small portion, approximately 1% of the total volume, of the barren lixiviant is held back from reinjection. This is called a "process bleed," and it

1. World Uranium Mining Production, World Nuclear Association website, May 2023

is intended to create a hydraulic sink in the wellfield to contain lixiviant within production patterns.

When the IX resin loads to capacity with uranium, it is regenerated in a manner exactly as done for a water softener, using a salt solution that is rich in sodium bicarbonate. This process is called "elution," and the product creates a uranium-rich eluant. That eluant is transferred from the IX system to the precipitation system. Using a series of additions of hydrogen peroxide, acid, and sodium hydroxide, the uranium is precipitated from the eluant and a uranium, "yellowcake," slurry is created. It is then filtered and washed in a filter press, and then the yellowcake slurry is transferred to the drying system. The drying systems at enCore's processing facilities use a low-temperature, zero emission, rotary vacuum drying system; the same equipment used for producing pharmaceuticals. The dried yellowcake is packaged into 55-gallon drums that are grouped in shipping lots. Each shipping lot is then transported to a North American conversion facility, where it is weighed, sampled, and inventoried. That is the point at which we sell our product to our customers.

When the uranium orebody within an ISR wellfield is depleted, we are required to clean up the groundwater. During the process of extracting uranium from the orebodies using our lixiviant, we do change the groundwater chemistry within the production patterns. We restore the water quality of the groundwater using reverse osmosis technology to clean the impacted groundwater to a quality consistent with the groundwater chemistry prior to the start of lixiviant injection. This process increases the amount of water that is consumed during wellfield operations, but for an average ISR wellfield, approximately 95% of the groundwater is preserved and retained at the end of the full production and restoration cycle. Once the government approves the groundwater restoration effort, the injection, recovery and monitor wells are plugged, abandoned and the surface infrastructure is removed. The site is surveyed for residual contamination that may need to be removed, and then the wellfield is returned to its prior use. The land and groundwater are once again suitable for all the same uses as prior to our mining efforts.

The use of ISR technology in the United States has a documented strong environmental record. Several wellfields have been restored and released, with the former wellfields indistinguishable from the adjacent, unimpacted land. Additionally, the US government, in several public documents, has concluded that there have been no impacts to underground sources of drinking water by ISR uranium extraction or restoration.



Satellite IX Plant at the Rosita Project

Our Business

enCore had a number of important business developments and accomplishments in 2024.

In 2024, the Company set forth to execute five main objectives. The Company believes the execution of these objectives has and will continue to position enCore to quickly respond to the ever-changing global factors, achieve strategic expansions, and build on its adaptability while strengthening the Company's financial health. These objectives are as follows:

1 Commenced and Expanded Uranium Extraction at the Alta Mesa Uranium Central Processing Plant and Wellfield located in South Texas, USA (the "Alta Mesa Project")

Utilizing Central Processing Plants ("CPP") in South Texas, the Company has implemented a strategy that it anticipates will continue to build value and phased growth. Since the second quarter of 2024, the Company has operated in both the Alta Mesa CPP and the Rosita CPP and, as a result, became one of only a handful of companies worldwide with more than one operational uranium extraction facility.

2 Streamlined Operations and Rationalized Asset Base

In December 2023, we announced the sale of 30% of the Alta Mesa Project to Boss Energy, Ltd. ("Boss"), in the form of a joint venture for $60 million. Additionally, Boss invested an additional $10 million directly in the Company. The Company intends to continue to rationalize its asset base through the execution of our non-core asset divestment strategy strengthening our financial position and increasing financial resources in a non-dilutive way. We have demonstrated the ability to derive substantial value for our shareholders from our non-core assets by using different approaches to divestment.

3 Completed Mergers and Acquisitions

Since December 2020, we have demonstrated, through four significant transactions, that our intent is to drive growth and provide value for our shareholders through select, accretive merger and acquisition activity that complement our own organic growth.

4 Continued Contract and Sales Strategy Formalization

The Company will continue to leverage its strong baseload contracting strategy and industry reputation as a reliable multi-facility domestic supplier to ensure that our operating assets are able to create revenue regardless of market conditions. As the Company increases uranium extraction from its South Texas facilities, we will continue to evaluate opportunities to grow our contract portfolio through the addition of new contracts.

5 Established Fiscally Responsible Management and Strong Governance for the Benefit of Shareholders

On October 24, 2024, the Company announced that it completed its inaugural greenhouse gas ("GHG") emissions and sustainability report to meet the needs of institutional clients and utility customers. The Company has established continuous improvement systems in its organization to ensure proper governance of the Company, its operations, and its employees. Finally, the Company works to ensure its costs are as low as practicable while maintaining its ability to leverage its assets to provide value to shareholders.

What follows is excerpts or selected items from the Annual Report on Form 10-K. The full 10-K is available on our website at www.encoreuranium.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

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enCore Energy Corp
Consolidated Balance Sheets

	December 31,	
(in thousands except per share data)	**2024**	**2023**
ASSETS		
Current assets		
Cash and cash equivalents	$ 39,701	$ 7,493
Prepaid expenses and other current assets	2,700	931
Marketable securities	24,046	16,886
Inventory	20,967	9
Total current assets	87,414	25,319
Mineral rights and properties, net	271,922	274,490
Property, plant and equipment, net	24,017	14,970
Intangible assets, net	471	514
Restricted cash	7,751	7,680
Marketable securities, non-current	837	3,047
Right of use assets - operating lease	310	459
Other long-term assets	-	88
Total assets	$ 392,722	$ 326,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 7,464	$ 3,582
Accounts payable - related parties	2,378	2,521
Note payable - related party	20,108	-
Operating lease liabilities, current	130	178
Total current liabilities	30,080	6,281
Deferred tax liabilities	26,980	27,959
Asset retirement obligations	16,918	10,828
Convertible promissory note	-	19,239
Operating lease liabilities, non-current	202	294
Total liabilities	74,180	64,601
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock 186,114,948 and 165,133,798 shares issued and outstanding as of December 31, 2024 and 2023, respectively	380,325	308,198
Equity portion of convertible promissory note	-	3,813
Additional paid-in-capital	59,856	41,203
Accumulated deficit	(150,848)	(89,456)
Accumulated other comprehensive loss	(3,597)	(1,792)
Total stockholders' equity	285,736	261,966
Non-controlling interests	32,806	-
Total equity	318,542	261,966
Total liabilities and stockholders' equity	$ 392,722	$ 326,567

enCore Energy Corp
Consolidated Statements of Operations

| | Years Ended December 31, | | |
(in thousands except per share data)	2024	2023	2022
Revenue	$ 58,334	$ 22,148	$ 4,245
Cost of sales	65,541	19,573	2,656
Gross profit (loss)	(7,207)	2,575	1,589
Operating costs:			
Mineral property expenditures	29,763	14,224	10,054
General and administrative	27,056	19,914	12,378
Depreciation, amortization and accretion	3,369	5,696	736
Other operating costs	4,788	3,464	4,332
Total operating expenses	64,976	43,298	27,500
Operating loss	(72,183)	(40,723)	(25,911)
Gain on marketable securities, realized	248	-	-
Interest income	2,476	393	419
Interest expense	(1,735)	(3,503)	-
Gain on sale of mineral properties	-	11,837	1,852
Gain (loss) on marketable securities, unrealized	(2,711)	5,918	1,057
Foreign exchange loss	-	-	(58)
Other expense	(17)	-	(679)
Loss before income taxes	(73,922)	(26,078)	(23,320)
Income tax benefit	(5,929)	(467)	(165)
Net loss	(67,993)	(25,611)	(23,155)
Net loss attributable to noncontrolling interests	(6,601)	-	-
Net loss attributable to controlling interest	$ (61,392)	$ (25,611)	$ (23,155)
Net loss per share			
Basic	$ (0.34)	$ (0.18)	$ (0.22)
Diluted	$ (0.34)	$ (0.18)	$ (0.22)
Weighted average number of shares			
Basic	181,982,829	144,043,709	105,529,292
Diluted	181,982,829	144,043,709	105,529,292

enCore Energy Corp
Consolidated Statements of Comprehensive Loss

(in thousands except per share data)	Years Ended December 31,		
	2024	**2023**	**2022**
Net loss	$(67,993)	$(25,611)	$(23,155)
Other comprehensive loss, [net of tax]			
Foreign currency translation adjustment	(1,805)	393	(1,457)
Total other comprehensive loss, [net of tax]	(1,805)	393	(1,457)
Comprehensive loss	(69,798)	(25,218)	(24,612)
Comprehensive loss attributable to non-controlling interests	(6,601)	-	-
Comprehensive loss attributable to stockholders	$(63,197)	$(25,218)	$(24,612)

enCore Energy Corp
Consolidated Statements of Cash Flow

(In thousands)		Years Ended December 31,				
			2024	**2023**		**2022**
Cash used in operating activities						
Net loss	$		(67,993) $	(25,611)	$	(23,155)
Adjustments to reconcile net income to cash provided by (used in) operating activities						
Amortization, depreciation, accretion and depletion			4,596	5,664		736
Stock based compensation			4,788	3,464		4,332
Shares issued for services			-	-		611
Inventory impairment charge			6,054	-		-
Asset retirement obligation (gain)/loss			5,424	(221)		157
Gain on sale of mineral properties			-	(11,837)		(1,852)
Exploration costs related to mineral properties (investing activity)			9,392	8,205		4,302
Unrealized loss/(gain) on marketable securities			2,711	(5,918)		(1,057)
Loss on equity method investments			-	-		564
Realized gain on marketable securities			(248)	-		-
Changes in operating assets and liabilities:						
Receivables, prepaids and deposits			(10)	356		(618)
Inventories			(7,575)	2,991		(344)
Accounts payable and accrued liabilities			4,079	14		(4,242)
Asset retirement obligations			(399)	(291)		(11)
Deferred tax liability			(5,968)	(469)		(167)
Due to related parties			(55)	666		434
Net cash used in operating activities	$		(45,204) $	(22,987)	$	(20,310)
Cash used in investing activities						
Purchase of property, plant, and equipment			(11,348)	(7,727)		(980)
Acquisition of Alta Mesa net of cash received and deposit paid			-	(52,212)		(6,009)
Acquisition of intangible assets			-	-		(55)
Exploration costs related to mineral properties			(9,392)	(8,205)		(4,302)
Proceeds from the sale of mineral properties			-	3,527		48
Purchase of marketable securities			(9,798)	-		-
Proceeds from sale of marketable securities			548	-		-
Net cash used in investing activities	$		(29,990) $	(64,617)	$	(11,298)
Cash provided by financing activities						
Private placement proceeds			10,000	25,562		24,002

enCore Energy Corp
Consolidated Statements of Cash Flow (Continued)

(In thousands)	Years Ended December 31, 2024	2023	2022
Common stock issuance costs	(50)	(4,631)	(1,534)
Stock subscriptions received	-	-	51,559
Proceeds from the At -the-Market (“ATM”) sales	2,008	49,444	-
Proceeds from exercise of warrants	25,471	14,968	2,453
Proceeds from exercise of stock options	1,760	558	1,193
Repayments on convertible note	-	(40,000)	-
Financing costs incurred	-	-	(1,717)
Proceeds from sale of minority interest	60,000	-	-
Contributions from non-controlling interest	8,228	-	-
Net cash provided by financing activities	$ 107,417	$ 45,901	$ 75,956
Net increase (decrease) in cash, cash equivalents and restricted cash	32,223	(41,703)	44,348
Foreign exchange difference on cash, cash equivalents and restricted cash	56	(205)	(972)
Cash, cash equivalents and restricted cash, beginning of year	15,173	57,081	13,705
Cash, cash equivalents and restricted cash, end of year	$ 47,452	$ 15,173	$ 57,081
Non-cash financing activities:			
Share issue costs on finders’ warrants issued	$ -	$ 1,415	$ -
Conversion of subscriptions to shares	-	33,300	-
Warrants issued in conjunction with subscription	-	18,259	-
Financing costs remaining in accounts payable and accrued liabilities	-	-	1,513
Conversion of promissory note, including equity portion, to shares	23,117	-	-
Inventory received in exchange for note payable	20,108	-	-
Inventory distributions to non-controlling interest	1,905	-	-
Unpaid contributions from non-controlling interest	1,759	-	-
Fair value of Alta Mesa replacement options granted for asset acquisition	-	81	-
Marketable securities obtained as part of sale of mineral property	-	9,815	3,345
Non-cash investing activities:			
Property, plant, and equipment additions included in accounts payable and accrued liabilities	-	188	-
Convertible promissory note Issued for asset acquisition	-	60,000	-

enCore Energy Corp
Consolidated Statements of Stockholders' Equity

(in thousands except per share data)	Common Stock		Subscription Receivable	Equity Portion of Convertible Promissory Note	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
	Shares	Amount							
Balance at January 1, 2022	**98,903**	**$163,528**	**$ -**	**$ -**	**$15,463**	**$ (40,690)**	**$ (728)**	**$ -**	**$ 137,573**
Net Loss	-	-	-	-	-	(23,155)	-	-	(23,155)
Private placement	6,536	19,825	-	-	-	-	-	-	19,825
Warrants issued in conjunction with private placement	-	-	-	-	4,177	-	-	-	4,177
Share issuance costs	-	(2,234)	-	-	700	-	-	-	(1,534)
Shares issued for exercise of warrants	2,292	5,323	-	-	(2,870)	-	-	-	2,453
Shares issued for exercise of stock options	1,016	3,906	-	-	(2,713)	-	-	-	1,193
Share-based compensation	-	-	-	-	4,332	-	-	-	4,332
Shares issued for services	193	611	-	-	-	-	-	-	611
Share subscriptions received	-	-	51,559	-	-	-	-	-	51,559
Cumulative translation adjustment	-	-	-	-	-	-	(1,457)	-	(1,457)
Balance at December 31, 2022	**108,940**	**$190,959**	**$ 51,559**	**$ -**	**$19,089**	**$ (63,845)**	**$ (2,185)**	**$ -**	**$ 195,577**
Balance at January 1, 2023	**108,940**	**$190,959**	**$ 51,559**	**$ -**	**$19,089**	**$ (63,845)**	**$ (2,185)**	**$ -**	**$ 195,577**
Net loss	-	-	-	-	-	(25,611)	-	-	(25,611)
Private placement	10,616	20,209	-	-	-	-	-	-	20,209
Warrants issued in conjunction with private placement	-	-	-	-	5,353				5,353
Conversion of subscriptions to shares	23,277	33,300	(33,300)	-	-	-	-	-	-
Warrants issued in conjunction with subscription	-	-	(18,259)	-	18,259				-
Share issuance costs	-	(7,659)	-	-	1,376	-	-	-	(6,283)
Shares issued for exercise of warrants	6,034	20,346	-	-	(5,378)	-	-	-	14,968
Shares issued for exercise of stock options	576	1,599	-	-	(1,041)	-	-	-	558
Shares issued for ATM	15,691	49,444	-	-	-	-	-	-	49,444
Share-based compensation	-	-	-	-	3,464	-	-	-	3,464
Equity portion of convertible promissory note	-	-	-	3,813	-	-	-	-	3,813
Fair value of replacement options for Alta Mesa acquisition	-	-	-	-	81	-	-	-	81
Cumulative translation adjustment	-	-	-	-	-	-	393	-	393
Balance at December 31, 2023	**165,134**	**$308,198**	**$ -**	**$ 3,813**	**$41,203**	**$ (89,456)**	**$ (1,792)**	**$ -**	**$ 261,966**

enCore Energy Corp
Consolidated Statements of Stockholders' Equity (Continued)

(in thousands except per share data)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Equity Portion of Convertible Promissory Note	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
Balance at January 1, 2024	**165,134**	**$308,198**	**$-**	**$ 3,813**	**$41,203**	**$ (89,456)**	**$(1,792)**	**$ -**	**$ 261,966**
Net loss	-	-	-	-	-	(61,392)	-	(6,601)	(67,993)
Private placement	2,564	10,000	-	-	-	-	-	-	10,000
Contributions from non-controlling interest	-	-	-	-	8,228	-	-	1,759	9,987
Inventory distributions to non-controlling interest	-	-	-	-	-	-	-	(1,905)	(1,905)
Share issuance costs	-	(50)	-	-	-	-	-	-	(50)
Shares issued for exercise of warrants	8,782	33,373	-	-	(7,902)	-	-	-	25,471
Shares issued for exercise of stock options	2,267	3,679	-	-	(1,919)	-	-	-	1,760
Shares issued for ATM	496	2,008	-	-	-	-	-	-	2,008
Share-based compensation	-	-	-	-	4,788	-	-	-	4,788
Conversion of convertible promissory note to shares	6,872	23,117	-	(3,813)	-	-	-	-	19,304
Non-controlling interest Investment in JV Alta Mesa	-	-	-	-	15,458	-	-	39,553	55,011
Cumulative translation adjustment	-	-	-	-	-	-	(1,805)		(1,805)
Balance at December 31, 2024	**186,115**	**$380,325**	**$-**	**$ -**	**$59,856**	**$(150,848)**	**$(3,597)**	**$ 32,806**	**$ 318,542**

enCore Energy Corp.
Notes to Consolidated Financial Statements
(all amounts in thousands, except for shares)

1. Nature of Operations

enCore Energy Corp. was incorporated on October 30, 2009 under the laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the "Company" or "enCore"), is principally engaged in the acquisition, exploration, development and extraction of uranium resource properties in the United States. The Company's corporate headquarters is located at 101 N Shoreline, Suite 450, Corpus Christi, TX 78401.

The Company is focused on the extraction of domestic uranium in the United States. The Company only utilizes the proven In-Situ Recovery technology ("ISR") to provide necessary fuel for the generation of clean, reliable, and carbon-free nuclear energy.

As of December 31, 2024, the Company is an "Exploration Stage Issuer" as defined by S-K 1300 as it has not established proven or probable mineral reserves, as required by the SEC to be defined as a Development Stage Issuer.

2. Summary of Significant Accounting Policies

Basis of Presentation

As a non-U.S. company listed on the NASDAQ, the Company historically met the definition of a foreign private issuer ("FPI") as defined by the United States Securities and Exchange Commission ("SEC"). As such, the Company prepared consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

As of January 1, 2025, the Company has become a U.S. Domestic Issuer. Upon becoming a U. S. Domestic Issuer, and including the report herein, the Company has prepared its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") effective with the preparation of these financial statements as of and for the year ended December 31, 2024.

For the year ended December 31, 2024, the Company has therefore retrospectively adopted U.S. GAAP. The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for all periods presented. Comparative figures, which were previously prepared in accordance with IFRS, have been adjusted as required to be compliant with the Corporation's accounting policies under U.S. GAAP.

These financial statements are presented in thousands of United States dollars. All inter-company transactions and balances have been eliminated upon consolidation.

There are certain disclosures where the Company discloses the amount in Canadian Dollar ("CAD"), as this is the currency in which the instrument is denominated in.

Principles of Consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. We consolidate entities that we control due to ownership of a majority voting interest and we consolidate variable interest entities (VIEs) when we are the primary beneficiary. All intercompany transactions and balances have been eliminated.

The Company has a 70% interest in the Alta Mesa project with Boss Energy Limited ("Boss" or "Boss Energy"). The Company retained control after Boss acquired their interest. Alta Mesa is considered a variable interest entity ("VIE"), with the Company being considered the primary beneficiary. As a result, the Company consolidates the operations of Alta Mesa with an offsetting non-controlling interest being recorded. Refer to Note 10 for more information related to the Boss transaction.

Non-controlling interests represent the portion of their equity which is not attributable, directly or indirectly, to the Company. These amounts are required to be reported as equity instead of as a liability on the consolidated balance sheet. Financial Accounting Standards Board (the "FASB") Accounting Standard Codification ("ASC") Topic 810, Consolidation requires net income or loss from non-controlling interests to be shown separately on the consolidated statements of operations.

Segments

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker ("CODM") in making decisions regarding resource allocation and performance assessment. The Company's CODM is its Chief Executive Officer. The Company has one operating segment and one reportable segment. This reportable segment relates to uranium extraction, recovery and sales of uranium from mineral properties along with the exploration, permitting and evaluation of uranium properties in the United States. The CODM assesses financial performance and decides how to allocate resources based on performance of the mineral properties and the sale of Uranium.

Mineral Rights and Properties

We have established the existence of mineralized materials for certain uranium projects, including our Rosita and Alta Mesa Projects (collectively, the "ISR Mines Projects"). We have not established proven or probable reserves, as defined by S-K 1300, through the completion of a "final" or "bankable" feasibility study for any of the uranium projects we operate, including our ISR Mines Projects. Furthermore, we currently have no plans to establish proven or probable reserves for any of our uranium projects for which we plan on utilizing in-situ recovery ("ISR") mining, such as our ISR Mines Projects. As a result, and despite the fact that we commenced extraction of mineralized materials at our ISR Mines Projects, we remain an Exploration Stage company, as defined by the SEC, and will continue to remain as an Exploration Stage company until such time proven or probable reserves have been established.

In accordance with U.S. GAAP, expenditures relating to the acquisition of mineral rights are initially capitalized as incurred while exploration and pre-extraction expenditures are expensed as incurred until such time as we exit the Exploration Stage by establishing proven or probable reserves. Expenditures relating to exploration activities, such as drill programs to establish mineralized materials, are expensed as incurred. Expenditures relating to pre-extraction activities, such as the construction of mine wellfields, ion exchange facilities and disposal wells, are expensed as incurred until such time proven or probable reserves are established for that project, after which expenditures relating to mine development activities for that particular project are capitalized as incurred.

When the Company starts to extract mineral materials at our ISR Mines Projects, the capitalized costs are depleted over estimated mineral resources using the units-of-production method. Depletion costs are included in cost of sales in the consolidated statement of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reported periods. Areas requiring significant judgements, estimates and assumptions include the valuation of acquired mineral rights and properties and equity-accounted investments, existence of impairment indicators for the Company's long-lived assets, valuation and measurement of impairment losses on mineral rights and properties, valuation of asset retirement obligations, and valuation of stock options, share purchase warrants and share-based compensation. Other areas requiring estimates include allocations of expenditures to inventories, depletion and amortization of mineral rights and properties and depreciation of property, plant and equipment. Actual results could differ significantly from those estimates and assumptions.

Asset Acquisitions

The Company performs a screen test as required under U.S. GAAP to determine whether a transaction is an asset acquisition under FASB ASC Topic 805, *Business Combination*. If substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset (or a group of similar identifiable assets), the assets acquired would not represent a business and we account for the acquisition as an asset acquisition. In addition, when an acquisition does not meet the definition of a business combination as the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, we also account for the acquisition as an asset acquisition. In an asset acquisition, any direct acquisition-related transaction costs are capitalized as part of the purchase consideration. Deferred taxes are recorded on temporary book/tax differences in an asset acquisition using the simultaneous equations method and adjusting the assigned value of the non-monetary assets acquired to include the deferred tax liability. There is no goodwill recorded, with any excess purchase price being allocated on a pro-rata basis to the acquired assets based on their relative fair values.

Foreign Currency

These financial statements are presented in U.S. dollars, unless otherwise specified. The functional currency of enCore Energy Corp. is the Canadian dollar. The functional currency of the Company's subsidiaries is the U.S. Dollar based on the currency of the primary economic environment in which these subsidiaries operate.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the consolidated statements of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. When the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

On consolidation, the parent Company's financial statements are translated into the presentation currency, being the U.S. dollar. Assets and liabilities are translated at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period in which they arise. Exchange differences are recognized in accumulated comprehensive loss as a separate component within equity.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of bank deposits and term deposits with an original maturity of three months or less. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets. Restricted cash relates to collateralization of its performance obligations with an unrelated third party, also known as performance bonds. These funds are not available for the payment of general corporate obligations. The performance bonds are required for future restoration and reclamation obligations related to the Company's operations. Refer to Note 11 – Asset Retirement Obligations and Restricted Cash.

Inventories

Inventories are uranium concentrates and converted products including chemicals and are measured at the lower of cost and net realizable value. The cost of converted products and uranium concentrates is based on the first in first out (FIFO) method. Cost includes direct materials, direct labor and operational overhead expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumable supplies and spares are valued at the lower of cost or replacement value.

(all amounts in thousands, except for shares)

Marketable Securities

Marketable equity securities consist of investments in publicly traded equity securities. The Company classifies and accounts for its marketable equity securities as available-for-sale. Subsequent to initial recognition, marketable equity securities are measured at fair value and changes therein are recognized as a component of other income (loss) in the consolidated statements of operations.

Equity Method Investments

Investments in an entity in which our ownership is greater than 20% but less than 50%, a 50/50 joint venture which the Company does not have control, or an entity where other facts and circumstances indicate that we have the ability to exercise significant influence over its operating and financing policies, are accounted for using the equity method in accordance with FASB ASC Topic 323, *Investments – Equity Method and Joint Ventures*.

The Company accounts for equity method investments over which the Company exerts significant influence, but not control, over the financial and operating policies through the fair value option of FASB ASC Topic 825, *Financial Instruments*. The fair value of the investee's common shares is measured based on its closing market price. Subsequent to initial recognition, equity method investments are measured at fair value and changes therein are recognized as a component of other income (loss) in the consolidated statements of operations.

Property, Plant and Equipment

Property, plant and equipment is measured at cost, less accumulated depreciation. Useful lives are based on the Company's estimate at the date of acquisition and are depreciated straight-line as follows for each class of assets:

Category	Range
Uranium Plant	15-25 years
Other Property Plant and Equipment	3-5 years
Software	2-3 years
Furniture	3-5 years
Buildings	10-40 years

Intangible Assets

Intangible assets consist of a data access agreement and data purchases, which are definite- and indefinite-lived assets, respectively. Definite-lived intangible assets are amortized over 14 years on a straight-line basis.

The Company reviews its definite-lived intangible assets for impairment when impairment indicators exist. When impairment indicators exist, the Company determines if the carrying value of its definite-lived intangible assets or asset groups exceeds the related undiscounted future cash flows. In cases where the carrying value exceeds the undiscounted future cash flows, the carrying value is written down to fair value. Fair value is determined using a discounted cash flow analysis.

The Company assesses its indefinite-lived intangible assets for impairment periodically to determine if any adverse conditions exist that would indicate impairment or when impairment indicators exist. The Company assesses its indefinite-lived intangible assets for impairment at least annually by comparing the fair value of the indefinite-lived intangible assets to their carrying value.

There were no indicators of impairment as of December 31, 2024, 2023 or 2022.

Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Mineral rights and properties and mining properties are monitored for impairment based on factors such as uranium prices, government regulations, our continued right to explore the area, exploration reports, assays, technical reports, drill results and its continued plans to fund exploration and development programs on the property.

On each reporting date, the Company conducts a review of potential triggering events for all its mineral rights and properties and mining properties. When events or changes in circumstances indicate that the related carrying amounts may not be recoverable, the Company carries out a review and evaluation of its long-lived assets in accordance with its accounting policy. Impairment losses are recognized as part of operating losses in the consolidated statement of operations.

Recoverability is measured by comparing the undiscounted future net cash flows to the net book value. When the net book value exceeds future net undiscounted cash flows, the fair value is compared to the net book value and an impairment loss may be measured and recorded based on the excess of the net book value over fair value. Fair value for mineral rights and properties prior to extraction is based on combined approach of a discounted cash flow analysis and a market approach.

Future cash flows are estimated based on quantities of recoverable mineralized material, expected uranium or Rare Earth Elements ("REE") prices (considering current and historical prices, trends and estimates), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. In estimating future cash flows, assets are grouped at the lowest level, for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company's estimates of future cash flows are based on numerous assumptions, and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, uranium prices, production levels, costs and capital are each subject to significant risks and uncertainties.

There were no indicators of impairment for long-lived assets as of December 31, 2024 or 2023 or 2022.

Operating Leases

The Company accounts for office leases under FASB ASC Topic 842, *Leases*, which requires leases to be recognized as assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The Company recognizes in the balance sheet a liability to make lease payments (the lease liability) and the right-of-use asset representing the right to the underlying asset for the lease term. For leases with a term of twelve months or less, the Company has made an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The office leases all meet the definition of an operating lease.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Deferred income tax assets and liabilities are measured using the enacted tax rates which will be in effect when the temporary differences are likely to reverse. The effect on deferred income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted.

The Company records a valuation allowance to reduce deferred income tax assets to the amount that is believed more likely than not to be realized. When the Company concludes that all or part of the deferred income tax assets are not realizable in the future, the Company makes an adjustment to the valuation allowance that is charged to income tax expense in the period such determination is made.

Asset Retirement Obligations

Various federal and state mining laws and regulations require our Company to reclaim the surface areas and restore underground water quality to the pre-existing quality or class of use after the completion of mining. We recognize the present value of the future restoration and remediation costs as an asset retirement obligation in the period in which we incur an obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.

Asset retirement obligations consist of estimated final well closure, plant and equipment decommissioning and removal and environmental remediation costs to be incurred by our Company in the future. The asset retirement obligation is estimated based on the current costs escalated at an inflation rate and discounted at a credit adjusted risk-free rate at inception. The asset retirement obligations are capitalized as part of the costs of the underlying assets and amortized over their remaining useful life. The asset retirement obligations are accreted to an undiscounted value until they are settled. The accretion expenses are charged to earnings and the actual retirement costs are recorded against the asset retirement obligations when incurred.

Share-based Compensation

We measure share-based awards, typically options, at fair value on the date of the grant and expense the awards over the requisite service period of employees, brokers or consultants. The fair value of these stock options is measured at the grant date using the Black-Scholes option pricing model. The share-based awards are equity-classified.

Share-based compensation expense related to awards with only service conditions having a graded vesting schedule is recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award were, in substance, multiple awards, while expense for all other awards are recognized on a straight-line basis.

The Company's estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, the Company's performance and related tax impacts.

Warrants

Warrants that are issued with shares issued have the proceeds allocated between the shares and the warrants based on their relative fair value. The fair value of the warrants is measured at the grant date using the Black-Scholes option pricing model. The fair value of the shares granted is based on the respective share's publicly-traded market price.

Warrants issued to brokers are measured at their fair value on the vesting date. The fair value of stock options and warrants issued to brokers are estimated using the Black-Scholes option pricing model.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are recognized when the rights to receive or obligation to pay cash flows from the assets or liabilities have expired or been settled or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive loss ("FVTOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the

(all amounts in thousands, except for shares)

Company can make an irrevocable election (on an instrument-by instrument basis) to designate them at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss in the period in which they arise.

Revenue Recognition and Trade Receivables

Our revenues are primarily derived from the sale of uranium that we either purchased from a third-party or recovered and extracted from the Company's mining properties.

The Company's sales of uranium are derived from contracts with major U.S utility companies. Revenue is recognized when delivery is evidenced by book transfer at the conversion facility. The sales contracts specify the quantity to be delivered, the price, payment terms and the year of the delivery. There is no variable consideration. Under these contracts, each delivery product transferred to the customer represents a separate performance obligation; therefore, future quantities are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required. Under the Company's uranium contracts, it invoices customers after the performance obligations have been satisfied, at which point the Company has an enforceable right to payment. Accordingly, the Company's uranium contracts do not give rise to contract assets or liabilities.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company evaluates its estimate of expected credit losses based on historical experience and current and forecasted future economic conditions for each portfolio of customers. As of December 31, 2024 and 2023, the Company did not have an allowance for expected credit losses for trade accounts receivable. As of December 31, 2024 and 2023, the Company did not have receivables from contracts with customers.

Earnings/(loss) per Share

Basic earnings or loss per share includes no potential dilution and is computed by dividing the earnings or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings or loss per share reflects the potential dilution of securities that could share in the earnings or loss of our Company. Dilutive securities are excluded from the calculation of our diluted weighted average common shares outstanding if their effect would be anti-dilutive based on the treasury stock method or due to a net loss from continuing operations.

Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date and are adjusted at each reporting date for the net income (loss) attributable to that non-controlling interest during that period. The difference between the cash received and the proportionate share of the acquiree's identifiable net assets is attributed to additional paid-in-capital.

Recently Issued Accounting Standards

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. The ASU enhances disclosure of significant segment expenses by requiring disclosure of significant segment expenses regularly provided to the chief operating decision maker, extend certain annual disclosures to interim periods, and permits more than one measure of segment profit or loss to be reported under certain conditions.

(all amounts in thousands, except for shares)

The amendments are effective for the Company in years beginning after December 15, 2023, and interim periods within years beginning after December 15, 2024. Early adoption of the ASU is permitted, including adoption in any interim period for which financial statements have not been issued. The Company adopted this effective January 1, 2024. The Company expanded its segment disclosure.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires additional quantitative and qualitative income tax disclosures to allow readers of the consolidated financial statements to assess how the Company's operations, related tax risks and tax planning affect its tax rate and prospects for future cash flows. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures but does not expect that it will have a material impact on the Company. The Company will elect to adopt this prospectively when adopted.

On March 21, 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which clarifies how an entity determines whether a profits interest or similar award (hereafter a "profits interest award") is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. This ASU will be effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The Company anticipates that it will not have a material impact on the Company.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements - Amendments to Remove References to the Concepts Statements. This ASU contains amendments to the Codification that removes references to various FASB Concepts Statements. The effort facilitates Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance and other minor improvements. While the amendments are not expected to result in significant changes for most entities, the FASB provided transition guidance since some entities could be affected. This ASU will be effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20) – Induced Conversions of Convertible Debt Instruments, or ASU 2024-04. The guidance in ASU 2024-04 clarifies the requirements related to accounting for the settlement of a debt instrument as an induced conversion when changes are made to conversion features as part of an offer to settle the instrument. This ASU is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The amendments may be applied either (1) prospectively to any settlements of convertible debt instruments that occur after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements, with a cumulative adjustment-effect adjustment to equity. This will not have an impact on the Company.

3. Conversion from IFRS to U.S. GAAP

As part of the U.S. Domestication, the Company has retrospectively converted its Consolidated Financial Statements from IFRS to U.S. GAAP. Refer to Note 1 for additional details. The significant differences between IFRS and U.S. GAAP as they relate to these financial statements are as follows:

{a} Exploration and Development Costs

Under IFRS, the Company capitalized exploration and development costs related to the Company's Mineral Properties. Under US GAAP, the Company is only eligible to capitalize costs related to the following for Mineral Properties:

- Asset Acquisitions

(all amounts in thousands, except for shares)

- Direct Development Costs after establishing proven/probable reserves. This requires obtaining a S-K 1300 that supports the existence of probable or proven mineral reserves. As of December 31, 2024, the Company's S-K 1300s do not indicate proven/probable reserves. Therefore, the Company remains an Exploration Stage Issuer and is unable to capitalize development costs.

Exploration costs, land lease costs and development costs are expensed as incurred for the years ended December 31, 2024, 2023 and 2022.

{b} Income Taxes

The Company recorded a deferred tax liability under U.S GAAP as a result of the Azarga asset acquisition. Under U.S GAAP, this requires book basis increase for the change in fair value. However, there is no tax basis bump related to the Azarga asset acquisition. This results in a difference that requires a deferred tax liability under U.S. GAAP ASC 740, Income Taxes. Under IFRS, this does not result in a deferred tax liability.

{c} Share-based Compensation

Under IFRS, the Company utilized the expected term for share-based compensation in the Black-Scholes valuation calculation. The Company under U.S. GAAP elected the simplified method for 'vanilla' stock options, as permitted by the SEC. This allows the average between the vesting period and the contractual period to be utilized for the expected term.

{d} Investments in Uranium

Under IFRS, the Company treated its purchases of uranium as investment property. Under IFRS, the Company adjusted its inventory to the fair market value as of each reporting period and upon sale, recorded the sale as a non-operating gain. Under U.S. GAAP, the Company treated its purchases of Uranium as inventory, which is held at the lower of carrying value and net realizable value. This resulted in reclassification of the income statement impacts to revenue and cost of goods sold and the deferral of gain/loss on the changes in the fair market value of uranium until the uranium was sold to customers.

This impacted the consolidated statements of cash flows for the years ended December 31, 2023 and 2022, as the impacts from the decrease in the investment in uranium and the proceeds received from the sale were included as investing activity. For the year ended December 31, 2023, this would result in an increase in cash from operating activities of $5,576 and a decrease in cash from investing activities of $5,576. For the year ended December 31, 2022, this would result in an increase in cash from operating activities of $4,245 and a decrease in cash from investing activities of $4,245.

{e} Warrants granted in Conjunction with Equity Financing

Under IFRS, the Company allocated the proceeds received from warrants granted in conjunction with equity financing to common stock. Under U.S. GAAP, the proceeds received are required to be applied to the warrants and the share issuance based on their relative fair value. This results in a higher additional paid in capital balance upon the granting of the warrants than under IFRS and a lower amount attributed to common stock than under IFRS.

(all amounts in thousands, except for shares)

The significant differences in the Consolidated Statements of Operations were as follows which show the (increase)/ decrease to net loss during the period;

	Note	Years Ended December 31, 2024	2023	2022
Net loss - IFRS		$ (58,787)	$ (20,175)	$ (16,615)
Revenue	{d}	-	22,148	4,245
Cost of goods sold	{a},{d}	2,584	(19,573)	(2,656)
Mineral property expenditures	{a}	(19,576)	(11,075)	(9,897)
General and administrative	{c}	1,666	1,721	1,322
Depreciation, amortization and accretion		191	167	89
Impairment of mineral properties	{a}	-	1,538	-
Gain on sale of uranium	{d}	-	(2,575)	(35)
Gain on sale of mineral properties	{a}	-	1,746	227
Provision for income taxes	{b}	5,929	467	165
Net loss - U.S. GAAP		$ (67,993)	$ (25,611)	$ (23,155)

The significant differences in the Consolidated Balance Sheet are as follows;

	Note	December 31, 2024 IFRS	Adjustments	U.S. GAAP
Assets				
Inventory	{a}	$ 21,315	$ (348)	$ 20,967
Mineral rights and properties, net	{a}	286,587	(14,665)	271,922
Right of use assets - operating lease		293	17	310
Total assets		407,718	(14,996)	392,722
Liabilities				
Accounts payable and accrued liabilities	{a}	7,421	43	7,464
Deferred tax liability	{b}	-	26,980	26,980
Total liabilities		47,157	27,023	74,180
Equity				
Common stock	{e}	397,622	(17,297)	380,325
Additional paid in capital	{c}	52,431	7,425	59,856
Accumulated deficit	{a},{b},{c}	(118,702)	(32,146)	(150,848)
Total equity		$ 360,560	$ (42,018)	$ 318,542

(all amounts in thousands, except for shares)

	Note	IFRS	Adjustments	U.S. GAAP
			December 31, 2023	
Assets				
Mineral rights and properties, net	{a}	$ 272,511	$ 1,979	$ 274,490
Right of use assets - operating lease		444	15	459
Total assets		324,573	1,994	326,567
Liabilities				
Accounts payable and accrued liabilities	{a}	3,579	3	3,582
Deferred tax liability	{b}	-	27,959	27,959
Total liabilities		36,639	27,962	64,601
Equity				
Common stock	{e}	333,122	(24,924)	308,198
Additional paid in capital	{c}	19,308	21,895	41,203
Accumulated deficit	{a},{b},{c}	(66,516)	(22,940)	(89,456)
Total equity		$ 287,935	$ (25,969)	$ 261,966

4. Asset Acquisitions and Sales

Acquisitions

In November 2022, the Company, and Energy Fuels, Inc ("Energy Fuels") entered into a Definitive Agreement. Pursuant to the terms and subject to the conditions in the Definitive Agreement, on February 14, 2023, the Company acquired the Alta Mesa in-Situ Recovery uranium project ("Alta Mesa").

(all amounts in thousands, except for shares)

The aggregate amount of the total consideration was $121,384 which consisted of a cash payment of $60,000, the issuance of a $60,000 secured vendor takeback convertible promissory note and 44,681 enCore stock options (the “Replacement Options”) for options held by Energy Fuels option holders, valued at $81 using the Black-Scholes option pricing model, and total transaction costs of $1,303 associated with the Arrangement. The transaction did not qualify as a business combination as defined in FASB ASC Topic 805, Business Combinations. It has been accounted for as an asset acquisition with the purchase price allocated based on the estimated fair value of the assets and liabilities summarized as follows:

Consideration		**Amount**
Cash	$	60,000
Convertible promissory note		60,000
Fair value of replacement options		81
Transaction costs		1,303
Total consideration value	**$**	**121,384**

Net assets acquired		**Amount**
Prepaid	$	42
Property, plant, and equipment		6,111
Mineral properties		121,006
Asset retirement obligations		(5,489)
Accounts payable and accrued liabilities		(286)
Total net assets acquired	**$**	**121,384**

The fair value of the Replacement Options is based on the issuance of 44,681 options with a fair value of $81.

Sales

On July 20, 2023, the Company divested its subsidiary Neutron Energy, Inc, including its holding of the Marquez-Juan Tafoya Uranium Project to Anfield Energy, Inc. Pursuant to a Share Purchase Agreement, the Company received cash consideration of $3,796 and 185,000,000 shares of Anfield with a fair value of $7,023 (Note 6). The net book value of the subsidiary was $2,433 at the transaction date, transaction costs of $423 were incurred and $33 in currency exchange effect was recognized resulting in a gain on divestment of subsidiary of $7,995, which is included in gain on sale of mineral properties on the Company’s consolidated statements of operations.

(all amounts in thousands, except for shares)

5. Inventory

As of December 31, 2024, the Company held 245,000 pounds of purchased uranium, 59,395 pounds of extracted uranium inventory and 37,775 pounds of raw uranium. As of December 31, 2023, the Company did not hold any uranium inventory.

Costs of inventory consisted of the following:

	As of December 31,	
	2024	2023
Purchased uranium inventories	$ 16,614	$ -
Raw uranium	1,564	-
Uranium concentrates from extraction	2,718	-
Materials and supplies	71	9
Total	$ 20,967	$ 9

As of December 31, 2024, in order to measure inventory at the lower of cost and net realizable value, the Company recognized impairment losses of $6,054 related to purchased uranium. These losses are recorded in cost of goods sold in the Company's consolidated statements of operations.

6. Investments in Equity and Marketable Securities

The Company records both marketable securities and equity method investments at fair value. The Company has classified these investments on the Company's consolidated balance sheets as marketable securities.

The following table summarizes the fair value of the Company's investment in equity securities as of December 31, 2024 and 2023:

	As of December 31,	
	2024	2023
Balance, beginning of year	$ 19,933	$ 3,947
Investment in publicly traded companies	9,798	9,815
Divestment of publicly traded companies	(548)	-
Fair value gain/(loss) on marketable securities	(2,711)	5,918
Foreign exchange translation	(1,589)	253
Balance, end of year	24,883	19,933
Noncurrent marketable securities	(837)	(3,047)
Current marketable securities	$ 24,046	$ 16,886

During the year ended December 31, 2024, the company purchased an additional 15,158,426 shares and 3,690,372 warrants to purchase common stock of an investment and disposed of 26,308,250 shares related to investments held as of December 31, 2023. As of December 31, 2024, the remaining shares and warrants are carried at a fair value of $24,883. These companies are publicly traded.

During the year ended December 31, 2023, the Company purchased a total of 194,247,800 shares in companies that are publicly traded. As of December 31, 2023, these shares are carried at a fair value of $19,933.

The realized gain on marketable securities sold during the year ended December 31, 2024, was $248. There were no realized gains or losses during the year ended December 31, 2023. The unrealized loss on marketable securities for the year ended December 31, 2024 was $2,711 (year ended December 31, 2023 – $5,918 unrealized gain). These net realized and unrealized gains and losses are recorded in the Consolidated Statements of Operations.

7. **Intangible assets**

Intangible assets consist of the following as of December 31, 2024 and 2023.

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
December 31, 2024						
Definite-lived: Data access agreement	$	250	$	107	$	143
Indefinite-lived: Data purchases		328		-		328
	$	578	$	107	$	471
December 31, 2023						
Definite-lived: Data access agreement	$	272	$	97	$	175
Indefinite-lived: Data purchases		339		-		339
	$	611	$	97	$	514

Aggregate intangible asset amortization expense was $19 for the years ended December 31, 2024, 2023 and 2022 and was recorded in depreciation, amortization and accretion expense in the consolidated statements of operations.

Estimated future intangible asset amortization expense based upon the carrying value as of December 31, 2024 is as follows (in thousands):

	2025	2026	2027	2028	2029	Thereafter
Amortization expense	$ 19	$ 19	$ 19	$ 19	$ 19	$ 48

8. **Property, Plant & Equipment, Net**

Property, plant and equipment consists of the following:

(In thousands)	As of December 31,	
	2024	**2023**
Uranium plants	$ 8,292	$ 4,202
Furniture	135	124
Buildings	807	401
Software	142	142
Other property and equipment	8,882	6,894
Construction in progress	10,039	5,374
Total property, plant and equipment	28,297	17,137
Less: Accumulated depreciation	(4,280)	(2,167)
Total property, plant and equipment, net	$ 24,017	$ 14,970

Aggregate depreciation expense was $2,113, $1,494 and $269 for the years ended December 31, 2024, 2023 and 2022, respectively and is included in depreciation, amortization and accretion in the consolidated statements of operations.

9. **Mineral Rights and Properties**

As of December 31, 2024, we had mineral rights in the US states of Texas, Wyoming, South Dakota, Colorado, Arizona and New Mexico. These mineral rights were acquired through asset acquisitions, lease or option agreements. As of December 31, 2024, annual maintenance payments of approximately $516 are required to maintain these mineral rights.

As of December 31, 2024 and 2023, the activity of these mineral rights and properties was as follows:

	Amount
Balance, December 31, 2022	$ 154,765
Additions	122,894
Divestiture	(3,169)
Balance, December 31, 2023	274,490
Depletion	(2,568)
Balance, December 31, 2024	$ 271,922

The Company recognized depletion of $2,568 during the year ended December 31, 2024, $1,334 of which was included as part of cost of sales and $1,234 that was capitalized into ending inventory.

(all amounts in thousands, except for shares)

Texas

Alta Mesa Project

The Alta Mesa Project is located in Brooks County, Texas.

In February 2024, the Company completed several transactions under a master transaction agreement with Boss Energy Ltd. The completion of this transaction resulted in the Company holding a 70% interest in the project while also remaining as the project manager. Boss Energy Ltd. holds a 30% interest in the project. Refer to Note 10 for further details. As of December 31, 2024, $118,438 was capitalized as a Mineral Rights and Property on the Company's consolidated balance sheet.

Wyoming

Gas Hills

The Gas Hills Project is located in Riverton, Wyoming. This project is still in the exploration phase.

Juniper Ridge

The Juniper Ridge Project is located in the southwest portion of Wyoming.

South Dakota

Dewey Burdock

The Dewey Burdock Project is an in-situ recovery uranium project located near Edgemont, South Dakota.

Notably, the advanced stage Dewey Burdock Uranium Project (Dewey-Burdock) in South Dakota has demonstrated ISR resources, including a 2019 Preliminary Economic Assessment (PEA) citing robust economics. The Company is in the process of reviewing and updating the PEA to reflect current economics and planning. The project has its source material license from the US Nuclear Regulatory Commission (NRC) and its underground injection permits and aquifer exemption from the US Environmental Protection Agency (EPA).

New Mexico

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60 - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project area, subject to a 3% gross profit royalty on uranium produced.

10. Sale of Minority Interest in Alta Mesa

On December 5, 2023, the Company entered into a Master Transaction Agreement (the "MT Agreement") with Boss, a public company domiciled in Australia. Pursuant to the MT Agreement, Boss Energy was assigned the right to acquire a 30% interest in the Alta Mesa assets. On February 26, 2024, pursuant to the terms of a MT Agreement, Boss Energy acquired a 30% equity interest in a new limited liability company (the "Alta Mesa Holdco") that was formed to hold the Alta Mesa project, in exchange for a payment of $60,000. The Company holds 70% equity in Alta Mesa Holdco. Upon closing of the Transaction, the parties entered into an agreement which governs Alta Mesa Holdco. Pursuant to the agreement, the Company acts as manager of the Alta Mesa Holdco and is entitled to a management fee.

(all amounts in thousands, except for shares)

Boss also acquired 2,564,102 common shares of the Company for total proceeds to the Company of $10,000. Finally, the parties also entered into a strategic collaboration agreement for the collaboration and research to develop the Company's prompt fission neutron technology, to be financed equally by each party. The terms of the agreement and the disposal of a 30% interest in the Alta Mesa Holdco support that control was retained both before and after Boss acquired their interest, and that joint control is not present. As such, Company will continue to consolidate the operations of Alta Mesa Holdco with non-controlling interest being recorded.

The table below is a summary of the accounting for recognition of the initial Non-Controlling Interest on Boss acquiring 30% interest in the Alta Mesa Holdco. The difference between the percent of the net assets attributable to Boss and the consideration received is included as part of additional paid in capital.

		Amount
Boss Initial Non-Controlling interest		
Cash received	$	60,000
Additional paid in capital		(20,447)
Non-controlling interest	$	39,553

The Company, upon initial recognition and formation of the joint venture and the sale of minority interest to Boss, recognized a decrease in additional paid-in capital and an increase in income tax benefit of $4,989 due to there being a difference between the selling price of the minority interest and the book basis of the non-controlling interest as of the formation date.

The table below is a summary of the accounting for Non-Controlling Interest as of December 31, 2024.

		Amount
Initial non-controlling interest	$	39,553
Net loss for the period attributable to non-controlling interest		(6,601)
Inventory distributions to non-controlling interest		(1,905)
Contributions from non-controlling interest		1,759
Non-controlling interest	$	32,806

(all amounts in thousands, except for shares)

11. Asset Retirement Obligations and Restricted Cash

The asset retirement obligations continuity summary is as follows:

		Amount
Balance, December 31, 2022	$	4,752
Additions		5,489
Accretion		1,099
Settlement		(291)
Change in estimates		(221)
Balance, December 31, 2023	$	10,828
Accretion		1,065
Settlement		(399)
Change in estimates		5,424
Balance, December 31, 2024	$	16,918

The Company expensed the change in estimate for the years ended December 31, 2024 and 2023 as a result of these being adjustments to the estimate for asset retirement obligations that were acquired as part of asset acquisitions.

As of December 31, 2024 and 2023, the undiscounted cash flows total $23,529 and $17,130, respectively.

As of December 31, 2024 and 2023, the Company deposited $7,751 and $7,680, respectively, for collateralization of its performance obligations with an unrelated third party also known as performance bonds. These funds are not available for the payment of general corporate obligations. The performance bonds are required for future restoration and reclamation obligations related to the Company's operations. These funds are categorized as restricted cash on the Company's consolidated balance sheet.

12. Commitments and Contingencies

General Legal Matters

Other than routine litigation incidental to our business, or as described below, the Company is not currently a party to any material pending legal proceedings that management believes would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

Mineral Property Commitments

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually, and annual renewal costs are expected to total $1,505 for the year ended December 31, 2025.

(all amounts in thousands, except for shares)

Sales Contracts

The Company has entered into several contracts with traders and nuclear utilities to sell pounds of Uranium through 2033. These contracts have pricing that is based on the spot price of uranium while also incorporating minimum floor and maximum ceiling prices, which are adjusted annually for inflation. The Company's sales commitments in pounds are shown below.

Year	Volume (in pounds)
2025	680,000
2026	825,000
2027	850,000
2028	800,000
2029	1,300,000
Thereafter	2,500,000
Total	6,955,000

Reclamation Bonds

The Company has indemnified third-party companies to provide reclamation bonds as collateral for the Company's AROs. The Company is obligated to replace this collateral in the event of a default and is obligated to repay any reclamation or closure costs due. As of December 31, 2024, the Company has $7,751 posted as collateral against an undiscounted ARO of $23,529. As of December 31, 2023, the Company has $7,680 posted as collateral against an undiscounted ARO of $17,130.

13. Fair Value

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The financial instruments, including cash and cash equivalents, accounts and other receivables, restricted cash, accounts payable and accrued liabilities, are carried at cost, which approximates their fair values due to the immediate or short-term maturity.

The Company's investments in equity securities are publicly traded stocks measured at fair value and classified within Level 1 in the fair value hierarchy. Level 1 equity securities use quoted prices for identical assets in active markets.

(all amounts in thousands, except for shares)

The Company's investments include certain investments accounted for at fair value consisting of warrants are valued using the Black-Scholes option model based on observable inputs and as such are classified within Level 2 of the hierarchy. The warrant asset is included in marketable securities, long-term on the consolidated balance sheet.

The Company's convertible promissory note debt component was fair valued utilizing a 12% discount rate, which is the Company's estimate of the market discount rate for this arrangement. This is classified within Level 2 of the hierarchy.

	Level 1	Level 2	Level 3	Total
December 31, 2024				
Marketable securities, current and non-current	$ 24,314	$ -	$ -	$ 24,314
Warrant asset	-	569	-	569
	$ 24,314	$ 569	$ -	$ 24,883

	Level 1	Level 2	Level 3	Total
December 31, 2023				
Marketable securities, current and non-current	$ 19,933	$ -	$ -	$ 19,933
Convertible promissory note - debt	-	19,239	-	19,239
	$ 19,933	$ 19,239	$ -	$ 39,172

14. Stockholders' Equity

The authorized common stock the Company consists of an unlimited number of common and preferred shares without par value. The Company's common stock has no par value. All proceeds received for issuance of common stock is attributed to common stock on the Company's consolidated balance sheets.

During the year ended December 31, 2024, the Company issued:

i) 2,564,102 units to Boss in February of 2024. for a private placement at a price of $3.90 per unit for gross proceeds of $10,000.

ii) 6,872,143 common shares were issued to extinguish the convertible note with a carrying value of $23,117 in February 2024.

iii) 8,781,985 common shares were issued on the exercise of warrants, for gross proceeds of $25,471. In connection with the warrants exercised, the Company reclassified $7,902 from additional paid in capital to share capital.

iv) 2,267,155 common shares were issued on the exercise of stock options, for gross proceeds of $1,760. In connection with the stock options exercised, the Company reclassified $1,919 from additional paid in capital to common stock.

v) For the year ended December 31, 2024, 495,765 common shares were sold in accordance with the Company's ATM program for gross proceeds of $2,008.

During the year ended December 31, 2023, the Company issued:

vi) In June 2023 the Company filed a Canadian short form base shelf prospectus of $140,000 and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at

(all amounts in thousands, except for shares)

its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $70,000. The sale of common shares was to be made through "at-the-market distributions" ("ATM"), as defined in the Canadian Securities Administrators' National Instrument 44-102 Shelf Distributions, directly on a U.S. Exchange.

vii) 10,615,650 units for a public offering for gross proceeds of $25,562. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a fixed price for a period of three years. The Company allocated the proceeds based on the relative fair value of the common share and the one-half share purchase warrant. The relative fair value of the common share and the purchase warrant was $20,209 and $5,353 respectively.

The Company paid commissions of $1,504 and other cash issuance costs of $392.

viii) 23,277,000 subscription receipts were converted into units for gross proceeds of $51,559. Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years for a fixed price. The Company allocated the proceeds based on the relative fair value of the common share and the one-half share purchase warrant. The relative fair value of the common share and the purchase warrant was $33,300, and $18,259 respectively.

The Company paid commissions of $3,019, other cash issuance costs of $171 and issued 1,350,000 finders' warrants with a fair value of $1,415. 1,066,500 of the finder's warrants are exercisable into one common share of the Company at a fixed price for 27 months from closing; 283,500 of the finder's warrants are exercisable into one common share of the Company at a fixed price for 27 months from closing. The value of the finders' warrants was derived using the Black-Scholes option pricing model.

The weighted average assumptions used in the Black-Scholes option pricing model are as follows ($ amounts in CAD):

Weighted Average		
Quantity	1,066,500	283,500
Exercise Price	$ 3.91	$ 3.25
Share Price	$ 3.20	$ 3.20
Discount Rate	4.19%	4.19%
Expected life (years)	2.25	2.25
Volatility	81.81%	81.81%
Fair value of finders' warrants (CAD per option)	$ 1.38	$ 1.54

ix) 6,034,478 common shares were issued on the exercise of warrants, for gross proceeds of $14,968. In connection with certain of the warrants exercised, the Company reclassified $5,378 from additional paid in capital to common stock.

x) 576,000 common shares were issued on the exercise of stock options, for gross proceeds of $558. In connection with the stock options exercised, the Company reclassified $1,041 from additional paid in capital to common stock.

xi) In June 2023 the Company filed a Canadian short form base shelf prospectus of $140,000 and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $70,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM"), as defined in the Canadian Securities Administrators' National Instrument 44-102 Shelf Distributions, directly on a U.S. Exchange.

(all amounts in thousands, except for shares)

For the year ended December 31, 2023, 15,690,943 common shares were sold in accordance with the Company's ATM program for gross proceeds of $49,444.

During the year ended December 31, 2022, the Company issued:

xii) 6,535,947 units through a "bought deal" prospectus offering at a price of CAD $4.59 per unit, for gross proceeds of CAD $30,000 ($24,002). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $6.00 for a period of two years. The Company allocated the proceeds based on the relative fair value of the common share and the one-half share purchase warrant. The relative fair value of the common share and the purchase warrant was $19,825, and $4,177, respectively.

The Company paid commissions of CAD $1,613 ($1,239), other cash issuance costs of CAD $305 ($235) and issued 351,307 finders' warrants with a fair value of CAD $875 ($672). The finder's warrants are exercisable into one common share of the Company at a price of CAD $4.59 for two years from closing.

xiii) 2,291,642 common shares were issued on the exercise of warrants, for gross proceeds of $2,453. In connection with certain of the warrants exercised, the Company reclassified $2,870 from additional paid in capital and credited common stock.

xiv) 1,016,436 common shares were issued on the exercised of stock options, for gross proceeds of $1,193. In connection with the stock options exercised, the Company reclassified $2,713 from contributed surplus and credited share capital; and

xv) 193,348 common shares for the settlement and compensation for services received in relation to the Company's acquisition of Azarga Uranium Corporation during the year ended December 31, 2021.

Share Purchase Warrants

A summary of the status of the Company's warrants as of December 31, 2024, December 31, 2023 and December 31, 2022 and changes during the year then ended is as follows:

	Number of Warrants	Weighted Average Exercise Price CAD $
Outstanding, December 31, 2021	**6,298,840**	**2.44**
Granted	3,670,919	5.81
Exercised	(2,291,642)	1.39
Expired	(183,611)	1.67
Outstanding, December 31, 2022	**7,494,506**	**4.43**
Granted	30,013,783	3.80
Exercised	(6,034,479)	3.35
Expired	(12,006)	2.02
Outstanding, December 31, 2023	**31,461,804**	**4.04**
Granted	500	3.90
Exercised	(8,781,985)	3.97
Expired	(2,746,235)	5.95
Outstanding, December 31, 2024	**19,934,084**	**3.81**

(all amounts in thousands, except for shares)

As of December 31, 2024, share purchase warrants outstanding were as follows:

		Warrants Outstanding December 31, 2024	
Warrant Price Per Share CAD $	**Number of Warrants**	**Weighted Average Remaining Life (years)**	**Weighted Average Exercise Price CAD $**
3.25	2,369	0.00	3.25
3.91	75	0.00	3.91
4.05	3,835,440	0.21	4.05
3.75	16,096,200	0.91	3.75
Total	19,934,084	1.12	3.81

The fair value of all share purchase warrants granted in conjunction with equity financing is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating the fair values are as follows:

	02/14/23	02/08/23	03/25/22
Exercise price	C$3.75	C$4.05	C$6.00
Share price	C$3.20	C$3.19	C$4.77
Risk-free rate	3.87%	3.61%	2.34%
Expected life (in years)	3.00	3.00	2.00
Expected volatility	88.55%	88.69%	88.76%
Expected dividend yield	0%	0%	0%
Grant date fair value	C$1.75	C$1.69	C$2.01
Grant date fair value after residual fair value allocation	C$1.06	C$1.36	C$1.60

The Company allocated the proceeds based on above and the fair value of the common stock granted, which was readily determinable.

15. Share-based Compensation and Warrants

Share-based Compensation

The Company adopted a Stock Option Plan (the “Existing Plan”) under which it was authorized to grant options to Officers, Directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Existing Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

In August 2024 the Company adopted a new 2024 Long Term Incentive Plan (the “LTIP”) to replace the Existing Plan. Awards previously issued and outstanding pursuant to the Existing Plan will continue to be governed by the Existing Plan.

The number of Common Shares reserved for issuance pursuant to Awards granted under the LTIP will not, in the aggregate, exceed 10% of the issued and outstanding Common Shares at the time of the grant. No Award, other than an Option, may vest before the date that is one year following the date on which the Award is granted, except in the case of accelerated vesting as defined in the LTIP.

(all amounts in thousands, except for shares)

A continuity schedule of outstanding stock options as of December 31, 2024, and the changes during the fiscal year periods, is as follows:

	Number of stock options	Weighted average exercise price (CAD)
Balance, December 31, 2021	5,272,294	1.42
Granted	3,107,501	4.10
Exercised	(1,016,436)	1.51
Forfeited/expired	(127,711)	3.60
Balance, December 31, 2022	**7,235,648**	**2.52**
Exercisable, December 31, 2022	**4,928,144**	**1.78**
Granted	2,670,181	2.85
Exercised	(575,676)	1.31
Forfeited/expired	(917,271)	3.20
Balance, December 31, 2023	**8,412,882**	**2.63**
Exercisable, December 31, 2023	**5,921,267**	**2.39**
Granted	3,029,000	5.74
Exercised	(2,267,155)	1.06
Forfeited/expired	(300,001)	4.42
Balance, December 31, 2024	**8,874,726**	**4.03**
Exercisable, December 31, 2024	**6,169,340**	**3.55**

As of December 31, 2024, stock options outstanding and exercisable were as follows:

	Options Outstanding December 31, 2024			Options Exercisable December 31, 2024	
Option price per share	**Options #**	**Weighted average remaining life (years)**	**Weighted average exercise price (CAD)**	**Options #**	**Weighted average exercise price (CAD)**
$0.18 - 1.92	860,499	0.05	$1.05	860,499	$1.05
$2.40 - 2.40	2,628,351	0.94	$2.92	2,096,340	$2.95
$4.20 - 5.76	5,385,876	2.01	$5.05	3,212,501	$4.62
	8,874,726	3.01	$4.03	6,169,340	$3.55

As of December 31, 2024, the aggregate intrinsic value of all outstanding stock options granted was estimated at $6,863 (vested: $6,098 and unvested: $765). As of December 31, 2024, the unrecognized compensation cost related to unvested stock options was $2,675, which is expected to be recognized over a weighted average period of 0.6 years.

(all amounts in thousands, except for shares)

A summary of the Company's unvested stock option activity is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value (CAD)
Unvested, December 31, 2021	**757,082**	**1.58**
Granted	3,107,501	2.43
Vested	(1,497,082)	1.95
Forfeited	(59,999)	2.51
Outstanding, December 31, 2022	**2,307,502**	**2.44**
Granted	2,670,181	1.61
Vested	(2,196,526)	2.20
Forfeited	(289,541)	1.69
Outstanding, December 31, 2023	**2,491,616**	**1.85**
Granted	3,029,000	2.78
Vested	(2,588,666)	2.18
Forfeited	(226,563)	2.28
Outstanding, December 31, 2024	**2,705,387**	**2.54**

During the year ended December 31, 2024, the Company granted an aggregate of 3,029,000 stock options to Directors, Officers, and employees of the Company. A fair value of $6,152 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

During the year ended December 31, 2023, the Company granted an aggregate of 2,670,181 stock options to Directors, Officers, employees, and an accounting advisory consultant of the Company. A fair value of $3,193 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

During the year ended December 31, 2022, the Company granted an aggregate of 3,107,501 stock options to Directors, Officers, and consultants of the Company. A fair value of $5,795 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

The Company's standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the years ended December 31, 2024, 2023 and 2022 the Company recognized stock option expense of $4,788, $3,464 and $4,332, respectively, for the vested portion of the stock options.

(all amounts in thousands, except for shares)

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	As of December 31,		
	2024	**2023**	**2022**
Exercise price	C$5.74	C$2.85	C$4.10
Share price	C$5.75	C$2.85	C$3.98
Risk-free rate	3.70%	3.89%	1.95%
Expected life (in years)	3.11	3.13	3.06
Expected volatility	68.08%	83.19%	97.29%
Expected dividend yield	0%	0%	0%
Weighted average grant date fair value	C$2.78	C$1.61	C$2.43

The Company has elected to utilize the simplified method for determining the expected life of the options. This is due to the options granted being considered "plain vanilla" in accordance with SAB Topic 14 in ASC 718. This simplified method allows for the average of the vesting period and contractual life.

16. Debt

Convertible Promissory Note

On February 14, 2023, the Company issued a secured convertible promissory note (the "Note") in connection with the Alta Mesa asset acquisition. For further details refer to Note 4 - Asset Acquisitions and Sales.

The principal value of the Note is $60,000, and the Note is secured by certain assets of the Company pursuant to the terms of a Pledge Agreement, a Security Agreement, and a Guaranty Agreement between the parties.

The principal portion of the Note is convertible at any time and at the option of the holder into common shares of the Company at a conversion price of $2.9103 per share until maturity on February 14, 2025, and bears interest at a rate of 8.0% per annum. Commencing on June 30, 2023, the Company must make semi-annual interest only payments on June 30 and December 31, of each year through to maturity.

The premium related to the conversion was determined to be $3,813, which was recognized in equity as part of additional paid in capital. The remainder of the proceeds was $56,187 was allocated to the debt component of the Note. The debt component is accreted to the principal balance over its estimated life. During the year ended December 31, 2023, the Company incurred $3,052 of accretion expense, which is included in depreciation, amortization and accretion in the consolidated statements of operations.

During the years ended December 31, 2024 and 2023, the Company incurred interest expense of $1,735 and $3,503, respectively.

During the year ended December 31, 2023, the Company paid $40,000 of the principal balance off, reducing the outstanding debt at that date to $19,239. In February 2024, the debt was converted to equity by the issuance of 6,872,143 common shares to the debt holder.

Note Payable - Related Party

The Company entered into a loan agreement with Boss to borrow up to 200,000 pounds of uranium from Boss. The loan bears interest of 9% and be repayable in 12 months in cash or uranium at the election of Boss. Boss is considered a related party given its minority ownership of JV Alta Mesa.

(all amounts in thousands, except for shares)

The principal of the note payable as of December 31, 2024 was $20,108 with accrued interest of $1,531.

17. Related Party Transactions

Related parties include key management of the Company and any entities controlled by these individuals or their direct family members. Key management personnel consist of Directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer.

The amounts paid to key management or entities providing similar services are as follows:

	As of December 31,	
	2024	2023
Consulting	$ 257	$ 155
Directors' fees	320	186
Staff costs	2,772	5,956
Stock option expense	3,407	2,708
Total	$ 6,756	$ 9,005

During the year ended December 31, 2024, the Company incurred communications & community engagement consulting fees of $257 (December 31, 2023 - $148) according to a contract with 5 Spot Corporation., a company owned and operated by the spouse of the Company's Executive Chairman. During the year ended December 31, 2023 the Company also incurred finance and accounting consulting fees of $7 according to a contract with Hovan Ventures LLC, a company owned and operated by the former CFO for the Company.

The Company entered into a note payable with Boss, as discussed in Note 16. Boss owns 30% of Alta Mesa JV, as discussed in Note 10.

As of December 31, 2024, and 2023, the following amounts were owing to related parties:

		As of December 31,	
		2024	2023
5-Spot Corporation	Consulting services	$ 10	$ 12
Hovan Ventures LLC	Consulting services	-	7
Officers and Board members	Accrued compensation	836	2,502
Boss	Note payable including accrued interest	21,639	-
Total		$ 22,485	$ 2,521

18. Income Taxes

Net loss before income taxes was generated as follows:

	Years Ended December 31,		
	2024	2023	2022
Domestic – Canada	$ (21,525)	$ (11,666)	$ (12,442)
Foreign – outside of Canada	(52,397)	(14,412)	(10,878)
	$ (73,922)	$ (26,078)	$ (23,320)

(all amounts in thousands, except for shares)

Income tax benefit is comprised of the following:

	Years Ended December 31,		
	2024	2023	2022
Current tax expense			
Domestic – Canada	$ -	$ -	$ -
Foreign – outside of Canada	38	2	2
	$ 38	$ 2	$ 2
Deferred tax benefit			
Domestic – Canada	-	-	-
Foreign – outside of Canada	(5,967)	(469)	(167)
	$ (5,967)	$ (469)	$ (167)
Income tax benefit	$ (5,929)	$ (467)	$ (165)

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. These differences result from the following:

	Years Ended December 31,		
	2024	2023	2022
Loss before tax	$ (73,922)	$ (26,078)	$ (23,320)
Federal income tax rate	27%	27%	27%
Income tax recovery based on statutory rate	(19,959)	(7,041)	(6,296)
Increase (decrease) resulting from:			
Permanent differences	1,257	1,716	972
Non-controlling interest	1,452	—	—
Change in valuation allowance	8,499	5,595	4,301
Other	(631)	9	(53)
Effect of tax rate in foreign jurisdictions	2,610	457	563
Tax rate differences and tax rate changes	843	(1,203)	348
Income tax benefit	$ (5,929)	$ (467)	$ (165)

(all amounts in thousands, except for shares)

Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. The table below summarizes the principal components of the deferred tax assets (liabilities) as follows :

	December 31,	
	2024	2023
Deferred tax assets		
Loss carryforwards	$ 24,983	$ 17,155
Mineral rights and properties	4,952	6,273
Inventory	1,489	-
Transaction and financing costs	1,685	2,260
Lease liability	97	128
Warranty liability	815	815
Investment in partnership	3,066	-
Other	197	122
Deferred tax assets	$ 37,284	$ 26,753
Valuation allowance	(34,697)	(24,819)
Net deferred tax asset	$ 2,587	$ 1,934
Deferred tax liabilities		
Investments in equity securities	(786)	(942)
Intangible assets	(35)	(38)
Right of use of assets	(86)	(120)
Mineral rights and properties	(28,142)	(28,306)
Other	(518)	(487)
Deferred tax liabilities	$ (29,567)	$ (29,893)
Deferred tax assets	2,587	1,934
Net deferred tax liability	$ (26,980)	$ (27,959)

Deferred income taxes have not been recorded on the basis differences for investments in consolidated subsidiaries as these basis differences are indefinitely reinvested or will reverse in a non-taxable manner. Quantification of the deferred income tax liability, if any, associated with indefinitely reinvested basis differences is not practicable.

A valuation allowance has been taken against the US federal and state deferred tax assets of $15,700. A valuation allowance has been taken against the Canadian deferred tax assets of $18,997.

As of December 31, 2024 and 2023, the Company has Canadian federal and provincial non-capital loss carryforwards of $66,611 and $49,452, respectively. The Canadian non-capital loss carryforwards expire between 2028 and 2044.

The Company has a US federal net operating loss carryforward of $31,004 and $23,008) with no expiration as of December 31, 2024 and 2023, respectively, and US federal net operating loss carryforwards of $5,658 as of December 31, 2024 and 2023 that expire between 2028 and 2037. In addition, these federal net operating losses that are not subject to expiry are limited to usage at 80% of taxable income in future years. The Company has state net operating loss carryforward of $4,545 with no expiration as of December, 31, 2024 and 2023 and state net operating loss carryforwards of $21,582 and $17,747 as of December 31, 2024 and 2023, respectively, that expire between 2033 and 2044.

Under Section 382 of the Internal Revenue Code of 1986, a corporation that undergoes an ownership change is subject to limitation on its use of pre-change tax attributes and carryforward to offset future taxable income. As of December 31, 2024 and 2023, we have approximately $11,302 of net operating losses for certain subsidiaries subject to limitation under section 382.

We are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes may be required. If we ultimately determine that payment of these amounts is unnecessary, then we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained if challenged by the taxing authorities. To the extent we prevail in matters for which liabilities have been established or are required to pay amounts in excess of our liabilities, our effective tax rate in a given period may be materially affected. An unfavorable tax settlement would require cash payments and may result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution. We do not have a liability related to uncertain positions for income taxes as of December 31, 2024.

19. **Segments**

The Company's operations are located in the United States and are organized into a single reportable segment; the extraction, recovery and sales of uranium from mineral properties along with the exploration, permitting and evaluation of uranium properties in the United States. This segment has been identified based on the way the CODM assesses the business and allocates resources. This segment is monitored for performance and is consistent with internal financial reporting. The CODM evaluates the performance of the Company's reportable segment based on net income (loss). This is primarily managed and evaluated on a consolidated basis.

20. **Quarterly Financial Data (Unaudited)**

The following table summarizes the results of operations for the three months ended March 31, 2024, June 30, 2024, September 30, 2024, and December 31, 2024:

		Three months ended		
	March 31,	June 30,	September 30,	December 31,
(in thousands except per share data)				
Revenue	$ 30,394	$ 5,320	$ 9,258	$ 13,362
Cost of goods sold	30,863	10,428	10,600	13,650
Gross profit (loss)	(469)	(5,108)	(1,342)	(288)
Operating costs:				
Depreciation, amortization and accretion	836	783	792	958
Mineral property expenditures	3,896	10,233	3,112	12,522
General and administrative	6,259	5,953	9,973	4,871
Other operating costs	818	894	1,628	1,448
Loss from operations	(12,278)	(22,971)	(16,847)	(20,087)

	Three months ended			
	March 31,	June 30,	September 30,	December 31,
Other expense	(17)	—	—	—
Interest expense	(399)	(445)	(445)	(446)
Interest income	440	908	651	477
Realized (loss) gain on marketable securities	252	—	—	(4)
Unrealized (loss) gain on marketable securities	(821)	(1,396)	(1,474)	980
Net loss for the period before taxes and non controlling interest	(12,823)	(23,904)	(18,115)	(19,080)
Income tax benefit	(5,929)	—	—	—
Net loss for the period	(6,894)	(23,904)	(18,115)	(19,080)
Net loss for the period attributable to: Non controlling interest shareholders	(660)	(1,980)	(1,980)	(1,981)
Net loss for the period attributable to: Stockholders	$ (6,234)	$ (21,924)	$ (16,135)	$ (17,099)
Basic and diluted loss per share	$ (0.04)	$ (0.12)	$ (0.09)	$ (0.09)
3 month weighted average number of shares	173,486,569	183,237,488	185,184,856	185,943,689

The following table summarizes the consolidated balance sheets as of March 31, 2024, June 30, 2024, September 30, 2024, and December 31, 2024:

(in thousands except per share data)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
ASSETS				
Current assets				
Cash and cash equivalents	$ 90,091	$ 55,750	$ 46,348	$ 39,701
Prepaid expenses and other current assets	3,430	7,359	1,688	2,700
Marketable securities	17,594	16,025	20,565	24,046
Inventory	10,784	26,756	27,408	20,967
Total current assets	121,899	105,890	96,009	87,414
Mineral rights and properties, net	274,490	274,490	273,961	271,922
Property, plant and equipment, net	16,277	17,863	18,837	24,017
Intangible assets, net	501	494	493	471
Restricted cash	7,680	7,705	7,751	7,751
Marketable securities, non-current	1,250	1,258	755	837
Right of use assets - operating lease	403	423	378	310
Total assets	$ 422,500	$ 408,123	$ 398,184	$ 392,722

(in thousands except per share data)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$ 3,520	$ 3,157	$ 5,579	$ 7,464
Accounts payable - related parties	139	104	200	2,378
Note payable - related party	20,282	20,734	21,187	20,108
Operating lease liabilities, current	177	193	195	130
Total current liabilities	24,118	24,188	27,161	30,080
Deferred tax liabilities	26,980	26,980	26,980	26,980
Asset retirement obligations	10,962	11,113	11,332	16,918
Operating lease liabilities, non-current	240	244	202	202
Total liabilities	62,300	62,525	65,675	74,180
Commitments and contingencies (Note 12)				
Stockholders' equity				
Common stock	367,518	375,070	377,753	380,325
Additional paid-in-capital	50,087	50,954	58,417	59,856
Accumulated deficit	(95,892)	(118,191)	(134,321)	(150,848)
Accumulated other comprehensive gain (loss)	(607)	274	(4,338)	(3,597)
Total stockholders' equity	321,106	308,107	297,511	285,736
Non-controlling interests	39,094	37,491	34,998	32,806
Total equity	360,200	345,598	332,509	318,542
Total liabilities and stockholders' equity	$ 422,500	$ 408,123	$ 398,184	$ 392,722

21. Subsequent Events

On February 26, 2025, the Company executed a second Amendment to the note payable with Boss. Under the amended agreement the Company effectively extended the due date of the final repayment of the note to no later than June 27, 2025

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risks includes, but is not limited to, equity price risk, uranium price risk and foreign currency risk.

Equity Price Risk

We are subject to market risk related to the market price of our common shares, which trade on Nasdaq and TSX-V. Historically, we have relied upon equity financings from the sale of our common shares to fund our operations. Movements in the price of our common shares have been volatile in the past and may continue to be volatile in the future. As a result, there is a risk that we may not be able to complete an equity financing at an acceptable price when required.

In addition, we have investments in equity securities, which are common shares and warrants of publicly listed companies. Movements in the price of these equity securities have been volatile in the past and may continue to be volatile in the future.

Uranium Price Risk

We are subject to market risk related to the market price of uranium. As of December 31, 2024, we had no uranium supply or off-take agreements in place. Since future sales of uranium concentrates are contracted based on both spot and fixed pricing, fluctuations in the market price of uranium would have a direct impact on our revenues, results of operations and cash flows. We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our uranium price exposure to manage our uranium price risk.

Foreign Currency Risk

We are subject to market risk related to foreign currency exchange rate fluctuations. Our functional currency is the United States Dollar, however, a portion of our business is transacted in other currencies including the Canadian Dollar. To date, these fluctuations have not had a material impact on our results of operations.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to manage our foreign currency fluctuation risk.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance Graph

The performance graph below compares the cumulative total return of our common stock to (a) the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and (b) a composite peer group ("Peer Group") consisting of Boss Energy, Centrus Energy Group, Denison Mines Corp and Energy Fuels. The graph assumes that the value of the investment in common stock and each index was $100 on January 20, 2023, which is the date the Company's common shares were registered under the US Exchange Act. The performance graph assumes that all dividends were reinvested. The Peer Group is weighted on the basis of market capitalization.



Market Information

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value (referred to herein as the "**enCore Preferred Shares**"). As at December 31, 2024, there were 186,114,948 Common Shares issued and outstanding and held by 198 record holders. As at the date of this Annual Report on Form 10-K, there are 186,261,281 Common Shares issued and outstanding. Nil enCore Preferred Shares are issued and outstanding as at the date of this Annual Report on Form 10-K. The number of record holders is based on the records of Computershare Investor Services Inc., who serves as our transfer agent. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder.

The Common Shares are subject to the following rights, privileges, restrictions and conditions:

- the holders of the Common Shares are entitled to receive notice of, and attend at, and to vote in person or by proxy at general meetings of enCore shareholders and will be entitled to one vote for each such enCore Share held;

- subject to the rights of the enCore Preferred Shares as determined by the directors and in accordance with enCore's Articles, the directors may, in their discretion, at any time and from time to time declare and cause enCore to pay dividend on the Common Shares; and

- subject to the rights, privileges, restrictions and conditions attaching to the enCore Preferred Shares, in the event of liquidation or dissolution of enCore or other distribution of assets of enCore among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Common Shares will be entitled to share equally, share for share, in the distribution of the remaining property and assets of enCore.

The rights and restrictions attached to the Common Shares may be altered by resolutions of the enCore Board, subject to the *Business Corporations Act* (British Columbia).

As at the date of this Annual Report, enCore has 8,818,393 stock options issued and outstanding.

As at December 31, 2024, the Company had 19,934,084 share purchase warrants to purchase Common Shares of the Company's outstanding as follows:

Number Issued	Weighted Average Exercise Price (C$)	Expiry Date
2,444	3.27	May 2025
19,931,640	3.81	February 2026

As at the date of this Annual Report, enCore has 19,844,084 warrants issued and outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of the Company's financial condition and historical results of operations. The following should be read in conjunction with our financial statements and accompanying notes. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those projected, forecasted or expected in these forward-looking statements as a result of various factors, including but not limited to, those discussed below and elsewhere in this Annual Report. Refer to "Cautionary Note Regarding Forward-looking Statements" and Item 1A. Risk Factors herein. Our management believes the assumptions underlying the Company's financial statements and accompanying notes are reasonable. However, the Company's financial statements and accompanying notes may not be an indication of our financial condition and results of operations in the future.

Business Overview

The following discussion is designed to provide information that we believe necessary for an understanding of our financial condition, changes in financial condition and results of our operations. The following discussion and analysis should be read in conjunction with the accompanying audited consolidated financial statements and related notes. The financial statements have been prepared in accordance with US GAAP.

The primary use of uranium is to fuel nuclear power plants for the generation of carbon and emission free electricity. According to the World Nuclear Association ("WNA"), as of January 2025, there were 440 operable nuclear reactors world-wide, which required approximately 175.2 million pounds of U3O8 annually at full operation. Worldwide, there are currently 65 new reactors under construction with an additional 86 reactors on order or in the planning stage and 344 having been proposed. According to data from TradeTech LLC ("TradeTech"), the world continues to require more uranium than it produces from primary extraction. The gap between demand and primary supply is being filled by stockpiled inventories and secondary supplies, which the Company believes have dwindled significantly in recent years.

According to the WNA in January 2025, the U.S. currently has 94 operating reactors, and other reactors on order, planned or proposed. According to the U.S. Energy Information Administration ("EIA"), in 2023, the U.S. produced approximately 18.52% of its electricity from nuclear technology, while, according to the Nuclear Energy Institute ("NEI"), the U.S. achieved an average capacity factor of 92.7%, leading all other carbon-free sources by a wide margin. According to the EIA, U.S. utilities purchased approximately 51.63 million pounds of U3O8 in 2023 (the last year reported). However, in 2023, U.S. uranium production was only 0.05 million pounds, as reported by EIA.

Uranium is not traded on an open market or organized commodity exchange, although the CME Group provides financially settled uranium futures contracts. Typically, buyers and sellers negotiate transactions privately, either directly or through brokers and intermediaries. Spot uranium transactions typically involve deliveries that occur immediately and up to 12 months in the future. Term uranium transactions typically involve deliveries that occur more than 12 months in the future, with long-term transactions involving delivery terms of at least three years. Uranium prices, both spot and term, are primarily published by two independent market consulting firms, TradeTech and UxC, LLC, on a weekly and monthly basis, along with daily price indicators. Other brokers, including Uranium Markets LLC, Evolution Markets Inc. and Numerco Ltd., also publish daily average uranium prices.

During the period ending December 31, 2024, the uranium market saw uranium prices exceed $100 per pound U_2O_8 in the first quarter of the year.[1] By the end of the year, spot prices had moderated to $73.50 per pound U_3O_8.[2] The Company, as previously disclosed, continued to see continued nuclear utility and trading company interest in term contracting. Generally, spot and contracting volumes remain below levels observed in 2022 and 2023, and that is driven by continued geopolitical uncertainty, transportation challenges, trade restrictions, and uncertainty regarding new primary production supply. However, many of the same fundamentals that have led to the recent resurgence in support for nuclear power remain unchallenged. In 2025, the nuclear fuel market is poised to be influenced by three major macroeconomic forces: net-zero carbon emissions initiatives, emerging demand in the technology sector, and trade restrictions.

Net-zero policies require reliable, efficient, and cost-effective electricity generation that contributes to meaningful reductions in carbon emissions. These policies have led to a widespread recognition that nuclear power must play a role in meeting commitments to mitigate climate change through clean energy development. These developments build on a long-run trend in energy policy reform that has evolved to acknowledge and support nuclear power's critical role in achieving carbon reduction goals, and now the financial markets are following with material support for real demand that is emerging faster than current generating capacity can satisfy.

While nuclear power has enjoyed renewed public support in recent years, as reported in several public sources, technology firms including Amazon, Microsoft, Meta, and Google recently announced plans to secure dedicated energy production output from nuclear power plants for their data centers. This includes agreements to build small modular reactors (SMRs) and advanced reactors in several regions.

Expanding the current reactor fleet to meet that level of electrical generating capacity remains a significant challenge to the nuclear industry. To meet those goals, the global industry must protect existing capacity, and there have been multiple public pronouncements from several countries, including the U.S. to protect existing nuclear generating capacity intact. In the U.S., as a result of clean energy credits granted be several states and the production tax credit for nuclear power provided in the Inflation Reduction Act, several nuclear utilities have announced operating life extensions and capacity expansions within their existing operating fleet. Also, the industry has seen a truly unprecedented trend in reactor recommissioning, In the U.S., where just a few years ago reactors were being shut down prematurely, nuclear plants such as Diablo Canyon, Palisades, Three Mile Island, and Duane Arnold are positioned to re-enter service.

Uprates and refurbishments have proven to be exceptionally economical for many reasons, including building on existing licenses and long-established operations. Moreover, several countries have announced plans to abandon plans to exit nuclear power, including Belgium, Japan, and South Korea. And other countries, such as Switzerland, appear to be reconsidering their exits.

There remains continued and growing support for the development of small modular reactors ("SMR"). The case for smaller reactors is largely built on cost savings as well as installation flexibility and scalability. Proponents of SMRs point to standardized design and serial production as the main drivers for reduced costs, with each manufactured unit becoming less expensive than the one before it. SMRs are expected to be smaller and more modular than traditional reactors, so they can be installed in locations would not accommodate larger reactors due to space and location. They can also be used on decommissioned coal power plant sites, which is being looked at as a way to transition to clean electricity.

With increasing demand expectations, there is an expectation that a likewise increase in uranium production must occur in an environment beset by risks, including import bans, sanctions, and secondary sanctions imposed by various countries, transportation issues, trade restrictions in other goods and services beyond nuclear fuel, and fewer available ports, which have all combined to create widespread uncertainty in the market regarding the availability of both current and future supply. The most notable recent trade restriction is the USA's Prohibiting Russian Uranium Imports Act (H.R. 1042), which was signed into law in May 2024 and prohibits the importation of unirradiated, low-enriched uranium produced in the Russian Federation or by a Russian entity. The Act allows temporary waivers, during the period up to January 1, 2028, under certain circumstances.

In response, on November 15, the Russian government imposed "temporary limits" on the export of enriched uranium to the USA, as a retaliatory move following the enactment of the US ban on Russian uranium imports.[3] In September 2024, the U.S. Government announced that it was investigating a significant increase in enriched uranium imported from China when Russian imports were being considered for an outright ban in the context of possible circumvention of the Russian Suspension Agreement.[4] Additionally, in November 2024, the President-elect, Donald Trump declared on social media that he intends to impose a 25 percent tariff on all goods entering the USA from Mexico and Canada on his first day in office (January 20, 2025). Subsequent to that date, President Trump announced the tariffs will go into effect February 3, 2025. It is unknown the direct impacts these tariffs will have on the uranium market, at this time.

Below is a list of some of the recent government policy news that can influence the uranium market.

- On January 20, 2025, President Trump issued two Executive Orders that specifically refenced nuclear power and uranium as key parts to expanding energy in the U.S. The Executive Order titled, "Unleashing American Energy", in addition to directing federal agencies to advance permitting for energy projects also called for uranium to be designated as a "critical mineral" by the U.S. Geological Survey. The Executive Order titled, "Declaring a National Energy Emergency", that directs federal agencies, under emergency authority, to advance permit and license approvals for the production of energy and energy resources. In that Executive Order, uranium is defined as an "energy resource" and subject to the emergency declaration.

- During the 29th United Nations Climate Change Conference in Baku, Azerbaijan (COP 29), the USA announced new domestic nuclear energy deployment targets and a framework for action, which includes a target of 200 GW of new US nuclear energy capacity by 2050, and outlines pathways and actions to meet this goal. Meeting this target would triple US domestic nuclear energy capacity from current levels.
- Following the enactment of the Nuclear Fuel Security Act in 2024, the US Department of Energy (DOE) selected six companies from which it can sign contracts to procure low-enriched uranium (LEU) in order to incentivize the build-out of new uranium production capacity in the U.S.A. The companies include: American Centrifuge Operating, LLC; General Matter, Inc.; Global Laser Enrichment, LLC; Louisiana Energy Services, LLC; Laser Isotope Separation Technologies, Inc.; and Orano Federal Services; LLC. All contracts will last for up to 10 years and each awardee will receive a minimum contract of U.S. $2 million. The maximum value for all awardees totals $3.4 billion. The final award value will depend on competitive task orders to be subsequently issued by DOE.
- The U.S. Department of Energy (DOE) announced that up to US$80 million is available through a new funding opportunity to spur advancements in the process to produce high-assay low-enriched uranium (HALEU). The funding will support industry partners developing innovative technologies and approaches to strengthening the HALEU supply chain in the USA.

[1] Nuclear Market Review week ending February 2, 2024, TradeTech LLC, 2024
[2] Nuclear Market Review, December 31, 2024, TradeTech LLC, 2024
[3] "Russia Temporarily Limits Enriched Uranium Supplies to US", Bloomberg, November 15, 2024
[4] "Exclusive-US Probes Uranium Imports From China Amid Concerns Over Russian Ban", Reuters, September 17,2024

Sales of Uranium and Sales Agreements

During the year ended December 31, 2024, enCore completed eight uranium sales totaling 720,000 pounds U_3O_8 for an average sales price of $81.02 per pound U_3O_8, not including converter and transaction costs. The Company used 580,000 pounds U_3O_8 was sourced from purchased uranium, and the balance was sourced from uranium produced at the Rosita and Alta Mesa, combined.

To support the Company's development plans, enCore's uranium sales strategy provides a base level of projected income from sales contracts while preserving significant ability to realize opportunities when strong short-term market fundamentals are present. This strategy assures that the Company will have committed sales to support the capital necessary for construction of new projects while maintaining flexibility to be opportunistic as market conditions continue to change in favorable ways.

The Company has been able to use improving uranium market conditions to create a balanced uranium sales agreement portfolio to provide multiple pricing structures to support future market changes and support production plans. As of December 31, 2024, we have executed eleven uranium sales agreements to supply uranium to nuclear power plants in the United States and one legacy uranium sales agreement with a uranium trading company. enCore's uranium sales agreement portfolio is a mix of market related pricing, hybrid base price and market related pricing, base escalated pricing, and fixed prices. Of enCore's twelve (12) current uranium sales agreements, two are market-related with no floors or ceilings, five are market related that typically retain exposure to spot pricing, while including minimum floor and maximum ceiling prices, some of which are adjusted upwards periodically for inflation. Minimum floor prices are set at levels that provide the Company with a comfortable margin over its expected costs of operations in Texas while still allowing the Company to participate in anticipated escalations of the price of uranium. The Company will continue to assess opportunities to secure future sales agreements that will support its continued project and production growth strategies. The Company is committed to honoring all sales commitments. To meet delivery obligations during the year, as uranium extraction increased, the Company occasionally purchased U_3O_8 in the open market to fill those contractual obligations.

As of December 31, 2024, we have 4,455 million pounds U_3O_8 in committed uranium sales from 2025 through 2029. Five of the current contracts provide the optionality to add an additional 1,025 million pounds U_3O_8 through 2029. The annual schedule of contracted sales is shown in the table below:

Delivery Year	Firm Deliveries Pounds U_3O_8	Optional Deliveries Pounds U_3O_8
2024*	720,000	0
2025	680,000	50,000
2026	825,000	95,000
2027	850,000	75,000
2028	800,000	350,000
2029	1,300,000	455,000
Total: (2025 – 2029)	**4,455,000**	**1,025,000**

* Deliveries during period are complete.

Our Business

The Company is focused on producing uranium in the United States and delivering that uranium to customers. The Company currently utilizes only the proven ISR technology to provide necessary fuel for the generation of clean, reliable, and carbon-free nuclear energy.

enCore owns 3 of the 11 licensed and constructed Central ISR Uranium Processing Plants (CPPs) in the United States. All of its existing facilities are located in the State of Texas. Our plants are designed and permitted to process uranium from a mix of satellite plants and primary sources within South Texas. In addition, the Company has several key mineral resource projects in other jurisdictions within the United States. Our S-K 1300 compliant resources are listed below:

Total measured and indicated Mineral Resources	**30.94 million lbs U_3O_8**
Total inferred Mineral Resources	**20.54 million lbs U_3O_8**

The Company's strategy over the next three years is centered around two of its fully licensed Texas CPPs; Rosita and Alta Mesa. The CPPs located at the Rosita and Kingsville Dome projects are designed for, and fully capable of, processing feed resin from relocatable satellite IX plants employed at various deposits within a 100-mile radius of each plant. The Rosita CPP was the starting point for enCore's Texas extraction strategy. In the fourth quarter of 2024, the Company announced it had commenced uranium extraction operations at Rosita from the Rosita Extension wellfield, PAA-5. Rosita is located approximately 60 miles from Corpus Christi, Texas and has an 800,000-pound U_3O_8 per year production capacity. The Rosita CPP will act as the central processing site for the Rosita South - Cadena, Upper Spring Creek- Brown, Upper Spring Creek – Brevard, and Butler Ranch Project.

In February 2023, the Company acquired 100% of the Alta Mesa Uranium Project and the Mesteña Grande Uranium Project from Energy Fuels for $120 million. enCore's fully licensed Alta Mesa CPP is located approximately 100 miles southeast of Corpus Christi, TX, and has a production capacity of 1.5 million pounds ofU_3O_8 per year through its IX exchange system located at the plant. The facility has IX elution, precipitation, drying, and packaging capacity for 2.0 million pounds of U_3O_8 per year. This capacity is designed to accept direct production feed to the IX columns in the plant and concurrently accept loaded resin from satellite locations. The Alta Mesa Project includes existing and near-term production areas, including the fully permitted and authorized production areas 6 and 7. The Mesteña Grande Uranium Project also has nine additional mineral resource areas described below in the "Our Item 1 and 2. Our Business and Properties, Mesteña Grande Project" section. In total, the Alta Mesa Uranium Project combined with the Mesteña Grande Uranium Project encompasses mineral leases on 200,000 acres of private land. In February 2024, the Company sold a 30% interest in the Alta Mesa and Mesteña Grande projects to Boss for $60 million.

In June 2024, the Company announced the successful startup of uranium extraction operations at the Alta Mesa Project. With the restart of the previously operating Alta Mesa Project, the Company is now the only uranium producer in the United States with multiple production facilities in operation as of December 31, 2024. The initial ramp up will be a progressive process to advance and continually increase uranium extraction via direct feed to the Alta Mesa CPP. Exploration drilling and wellfield installation continued at Wellfield 7 at Alta Mesa to support expanding extraction rate capacity through a second IX circuit at the Alta Mesa CPP. During the year ended December 31, 2024, wellfield solution head grades at the Alta Mesa Project peaked at approximately 140 mg/L U_3O_8 and averaged approximately 54 mg/L U_3O_8.

During the year ended December 31, 2024, the Company continued operations at its Rosita CPP, and it announced in June 2024, the start of uranium extraction at its Alta Mesa CPP location. For both the Rosita CPP and the Alta Mesa CPPs combined, 286,624 pounds U_3O_8 were captured on ion exchange resin and 236,891 pounds U_3O_8 were dried and packaged from our Rosita Project and Alta Mesa Project, combined over the year ended December 31, 2024. Additionally, over the same period, the Company shipped 234,842 pounds U_3O_8 to a North American conversion facility. In 2024, Boss received 35,181 pounds U_3O_8 for uranium product shipped on the behalf of the joint venture to a North American conversion facility.

Thorough the year, the Company focused on starting up its uranium recovery operations at its Rosita CPP and at its Alta Mesa CPP. During 2024, as the Company executed its plans at its Rosita and Alta Mesa CPP's and related wellfields, operational performance met expectations, in general. There were some operational challenges that were observed by the Company that impacted uranium recovery. The Company experienced lower extraction rates of in-situ mineral resources due to wellfield pattern inefficiencies caused by incomplete geophysical data and construction. At the time, limited and unreliable

PFN capabilities contributed to these challenges. The acquisition of additional PFN equipment, parts, and intellectual property enabled the Company to mitigate these inefficiencies for current wellfields at Alta Mesa and future South Texas Satellite IX wellfields that will supply the Rosita CPP.

At the Alta Mesa Project, uranium extraction from Wellfield 7 progressed faster than planned, outpacing wellfield replacement due to a limited number of drilling rigs in operation at the time. Additionally, the accelerated pace of activity revealed gaps in coordination across wellfield construction, infrastructure installation, and operations, further delaying replacement and the development of additional wellfield patterns to support the expanded capacity at the Alta Mesa CPP. By late Q4, the Company increased its drilling rig count from six in Q1 2024 to 17, and implemented organizational changes to enhance coordination and improve efficiency in wellfield extraction.

The Kingsville Dome CPP is currently maintained in a standby condition. This facility, similar in size and design to the Rosita facility, has a capacity of 800,000 pounds of U_3O_8 per year.

Changes in Accountants on Accounting and Financial Disclosures

On November 15, 2024, the Company appointed KPMG LLP ("KPMG") as its independent registered public accounting firm for the fiscal years ended December 31, 2024, 2023 and 2022. From inception through the interim period on or prior to the appointment of KPMG, neither the Company nor anyone on its behalf has consulted with KPMG on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 304 of Regulation S-K under the Exchange Act ("Regulation S-K") or a reportable event as set forth in Item 304 of Regulation S-K.

On November 15, 2024, upon the Company's request, Davidson & Company LLP ("Davidson") resigned as the Company's independent registered public accounting firm upon the Company retaining KPMG, as noted above. The change was considered and approved by the Company's Audit Committee. The audit reports of Davidson on the financial statements of the Company as of and for the fiscal years ended December 2023 and 2022 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board did not contain any adverse opinion or disclaimer of opinion, nor was any opinion qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2023 and during the period of January 1, 2023 through the date Davidson resigned, there were no disagreements with Davidson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Davidson's satisfaction, would have caused Davidson to make reference in connection with its opinion to the subject matter of the disagreement. No "reportable events", as that term is described in Item 304 of Regulation S-K, occurred within the fiscal year ended December 31, 2023 and subsequently up to the date Davidson resigned.

We provided a copy of this disclosure to Davidson and requested that Davidson furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Davidson addressed to the SEC will be included in the proxy statement for our 2025 Annual Meeting of Shareholders and is also incorporated as Exhibit 16.1 in this report.

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Corporate Information

BOARD OF DIRECTORS

William M. Sheriff, MSc
Executive Chairman

Mark Pelizza, MSc, CPG
Lead Director, Compensation
Committee Chair

Dr. Dennis Stover, PhD
Director

William B. Harris, MBA
Director and Audit Committee
Chair

Nathan Tewalt
Director

Susan Hoxie-Key, MSc, P.E.
Director and Governance and
Nominating Committee Chair

Stacy Nieuwoudt
Director

Robert Willette
Acting Chief Executive Officer
and Director

INVESTOR RELATIONS

647-847-7825
info@encoreuranium.com

HEAD OFFICE

5950 Berkshire Lane, Suite 210
Dallas, Texas 75225
361-356-7860

CORPUS CHRISTI OFFICE

101 N. Shoreline Blvd, Suite 450
Corpus Christi, TX 78401
361-239-5449

SOUTH DAKOTA OFFICE

310 2nd Ave.
Edgemont, South Dakota 57735
605-662-8308

AUDITOR

KPMG LLP
811 Main Street, Suite 4500
Houston, TX 77002
713-319-2000

TRANSFER AGENTS

United States
Computershare
150 Royall Street
Canton, MA 02021
service@computershare.com
1-800-564-6523
514-982-7555 (Int'l)
1-888-838-1405 (Broker Inquiries)

Canada
Computershare
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9
Canada
service@computershare.com
1-800-564-6523
514-982-7555 (Int'l)
1-888-838-1405 (Broker Inquiries)

LEGAL COUNSEL

Winston & Strawn LLP
2121 North Pearl Street, Suite 900
Dallas, TX 75201
214-453-6500

Morton Law LLP
1200-750 W. Pender Street
Vancouver, BC V6C 2T8
Canada
604-681-1194



*Yellowcake (Uranium)
from the Rosita CPP*


America's Clean Energy Company™

info@encoreuranium.com
www.encoreuranium.com

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